                                                                       EXHIBIT 3

                                                                        INTEROIL
                                                              Annual Report 2003

                              [BACKGROUND PICTURE]

                                                                 [INTEROIL LOGO]

INTEROIL IS COMMITTED TO DEVELOPING AN INTEGRATED ENERGY COMPANY IN AUSTRALASIA, FOCUSING ON NICHE MARKET OPPORTUNITIES WHICH PROVIDE FINANCIAL REWARDS FOR INTEROIL SHAREHOLDERS, WHILE BEING ENVIRONMENTALLY RESPONSIBLE, PROVIDING A QUALITY WORKING ENVIRONMENT AND CONTRIBUTING VALUE TO THE COMMUNITIES IN WHICH INTEROIL OPERATES

CONTENTS

Letter from the Chairman                               3
Upstream                                               6
Midstream                                             12
Downstream                                            15
Community Relations                                   18
Management Team                                       20
Corporate Governance                                  23
Financials                                            25
Management Discussion and Analysis                    39
Glossary of Terms                                     45
Board of Directors                                    47
Corporate Directory                                   48

For the definitions of terms throughout the annual report please refer to the Glossary of Term section at the back of this report. All monetary numbers in this report are expressed in United States dollars unless otherwise specified.

2003 HIGHLIGHTS AND ACHIEVEMENTS

THE FOUR KEY PRINCIPLES ARE
VISION, INNOVATION, VALUE AND DELIVERY

-        RAISED $84 MILLION IN ADDITIONAL CAPITAL

-        INCREASED EXPLORATION ACREAGE BY 38 PERCENT

-        INITIATED A MULTI-WELL EXPLORATION DRILLING PROGRAM

-        HYDROCARBONS IDENTIFIED IN OUR FIRST STRUCTURE

-        REFINERY CONSTRUCTION PROGRESSED TO 95 PERCENT AT 31 MARCH 2004

          [GRAPH SHOWING MARKET CAPITALIZATION & SHARE PRICE HISTORY]
                             [PLOT POINTS TO COME]

               [GRAPH SHOWING INTEROIL VS S&P/TSX COMPOSITE INDEX]
                             [PLOT POINTS TO COME]

InterOil common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange
(ASX) in CHESS Depository Interests (CDIs), in Australian Dollars under the symbol IOC which trade on a 10:1 basis to common shares. InterOil shares trade as ordinary fully paid shares on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (Kina) under the symbol (IOC).

                                   [PICTURE]

LETTER FROM THE CHAIRMAN

DEAR SHAREHOLDERS

The year 2003 was a successful year for InterOil as we worked to complete refinery construction, and to establish an exploration and production platform. Management accomplishments focused on the continued development of core assets, while adding key components for growth. This effort has resulted in the Company being better positioned to build value for the company and its shareholders.

We appreciate our shareholders for sharing the vision of creating a fully integrated energy company in a niche market. During this important building phase, capital was required and we were pleased to have raised US$84 million, which allowed us to initiate our upstream oil and gas exploration and development program and secure refinery completion.

BUILDING ON THE FOUNDATION

Upstream goals were to further develop and expand our portfolio of drilling prospects and initiate a multi-well drilling program. During the year we increased our exploration acreage in Papua New Guinea to approximately 8 million acres, which is advantageously located in moderate terrain with barge and road access and easy proximity to our refinery. Our portfolio of drilling prospects is designed to test numerous attractive structures that we have identified through our extensive geological and geophysical analysis. The first structure drilled was the Moose structure, and recorded multiple oil shows through 443 feet of cored limestone in its secondary target, but the well was unable to test the primary target, the Pale Sandstone. Following the encouraging results of the oil shows, the Moose-2 well, commenced drilling to further explore the structure and appraise the limestone target where the multiple oil shows were encountered. The second structure in the portfolio of drilling prospects to be tested is the Sterling Mustang prospect. The Sterling Mustang-1 well is currently drilling ahead to test the primary target.

                                       3
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                                    [PICTURE]

In 2003 InterOil's total assets grew from $135.1 million to $260.3 million. This is primarily due to construction on the refinery that has progressed to 95 percent complete at 31 March 2004. The 32,500 barrels per day oil refinery is expected to produce its first product and begin generating cash flow in mid 2004. In addition, the Overseas Private Investment Corporation OPIC, an agency of the US Government that supplied $85 million project financing for the development of the refinery, and as of year-end 2003 had disbursed $83 million of that facility.

Subsequent to year end, we have expanded our downstream operations by acquiring BP's PNG subsidiary, BP Papua New Guinea Limited, including all its petroleum distribution assets and operations in Papua New Guinea. The asset portfolio comprises three terminals, seven depots, over 40 retail sites and $7.3 million in inventory. This transaction is expected to close in the second quarter 2004 and will immediately begin generating revenue to InterOil.

We are pleased with the performance of our stock and are seeking the move of its exchange listing from the TSX Venture Exchange to a main board listing on the Toronto Stock Exchange. We also plan in 2004 to seek a listing of InterOil's common shares on the American Stock Exchange in order to facilitate the trading of shares by the US investment community and to expand the number of institutions that may be interested in owning the security.

                                                                 [INTEROIL LOGO]

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                                   [PICTURE]

LETTER FROM THE CHAIRMAN (CONTINUED)

PRIMARY GOALS FOR 2004 INCLUDE:

     -    The commercial startup of our core asset the refinery;

     -    Targeting exploration success; and

     -    The successful integration of our downstream assets.

Throughout the year, management has continued to maintain its four key principles: Vision, Innovation, Value and Delivery as a priority. The Board of Directors would like to extend their appreciation to the management and staff of InterOil, and to thank the Government of Papua New Guinea and its citizens for establishing a strong climate for growth. The Board of Directors is proud of InterOil's achievements, is excited about our future, and confirms the commitment to creating real value for the country of Papua New Guinea and our shareholders.

/s/ Phil E Mulacek
------------------
Phil E Mulacek
Chairman and Chief Executive Officer

                                       5
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                                   [PICTURE]

UPSTREAM - OIL AND GAS EXPLORATION AND PRODUCTION

EXPLORATION BACKGROUND

Since the discovery of oil in the Toro Sandstone at Kutubu, exploration activity has focused on the Toro Sandstone fairway in the Fold Belt in the west of PNG. The Kutubu field will produce more than 300 million barrels and Hides contains more than 5 tcf of gas - both located on-trend in western PNG. Despite these world-class fields, a combination of factors, including high costs of drilling in the Fold Belt, has reduced exploration drilling to one or two commitment wells each year. The Eastern Papuan Basin had been intermittently explored since 1911 with the last well drilled by Petro-Canada in 1991. The Pale Sandstone was discovered in an outcrop in 1987 by a geological field survey conducted by Petro-Canada. The nature of the sandstone, its extent, and reservoir quality were unknown until InterOil drilled in the region. When InterOil began to look for exploration opportunities in 1998, the Eastern Papuan Basin was open acreage except for an area around the Puri-1 oil discovery. InterOil considered the area to have strong petroleum potential as indicated by numerous oil and gas surface seeps; the Pale Sandstone outcrop found during the 1987 geological field survey; and oil tested at the Puri-1 well.

In January 2002 InterOil announced that it believed, based on the presence of hydrocarbons in Pale Sandstone cores from two stratigraphic wells, that it had discovered a new oil system in the Eastern Papuan Basin. This confirmed to InterOil that the Eastern Papuan Basin was now prospective for oil, and given the characteristics of the Pale Sandstone, had the potential for large oil fields comparable to the Kutubu oil field located in the PNG Fold Belt.

Independent analysis has been carried out by CSIRO (the Australian Government Commonwealth Scientific & Industrial Research Organization) who have provided expert verification reporting that the reservoir quality of the Pale Sandstone is good, and that the oil samples are from at least two separate sources.

Two stratigraphic wells drilled by InterOil in August 2001, Subu-1 and Subu-2 in PPL 238, cored over 488 meters (1,600 feet) with 375 meters (1,230 feet) of good reservoir quality in the Pale Sandstone. A field survey by InterOil Chief Geologist David Holland found a second exposure of Pale Sandstone that extends the known width of the Pale fairway to more than 60 kilometers (37 miles). The estimated true stratigraphic thickness of the Pale and Subu Sandstone is 266 meters (877 feet) at Subu-1 and Subu-2. Hydrocarbons were present throughout the coring of the sandstones and preliminary analyses suggest these hydrocarbons are bitumen residue of three oils derived from four sources.

                                       6
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                                   [PICTURE]

One is similar to Kutubu oil, sourced from a Jurassic-age rock, one is from a Palaeogene or Late Cretaceous aged source, while the third and fourth are from immature or marginally mature sources, which may be mature in deeper parts of the kitchens. The Cretaceous source is likely to still be generating oil, increasing the chances of migration into current structures. Unaltered crudes are light (40-45 degrees API) and low sulphur (<0.5%), suitable for processing in the refinery. CSIRO has been contracted to supply specialist technical and research services in connection with our exploration program.

Reports received from CSIRO so far indicate:

     -    The key elements of a petroleum system have been identified.

     - The Subu wells identified two independent sandstone units (Pale and Subu Sandstones) deposited under different settings.

     - Based on the results of testing both the sandstone reservoirs are regarded as good quality.

     - Testing has revealed that one of the hydrocarbon samples recovered from the Subu cores was from a similar age source to the producing Kutubu and Gobe oilfields.

     - Two other oil sources were similar in age to those in the Gippsland Basin in Australia and the Taranaki Basin in New Zealand have also been identified.

EXPLORATION BUSINESS PLAN

The key to InterOil's business plan was the development of a cost effective exploration method in the InterOil licence area. The implementation of the plan has resulted in InterOil obtaining licences with good logistics and with access to its refinery, and in finding tangible evidence of a working petroleum system. InterOil has identified over 40 leads and prospects in its licence areas. Three new Petroleum Prospecting Licences (PPL's 236, 237 and 238) were obtained in March 2003 and cover over eight million acres (see Operated Permit Details, pgs 11 - 12). These licences replace InterOil's previous licences (PPL's 210, 220 and 230 respectively). The licence areas stretch from just east of the existing oil export pipeline near Kikori to the refinery at Port Moresby - a distance of approximately 480 kilometers (300 miles). The new licences qualify for a tax rate of 30 percent.

                                                                 [INTEROIL LOGO]

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                                    [PICTURE]

UPSTREAM (CONTINUED)

InterOil's Petroleum Prospecting Licences are located onshore in the Eastern Papuan Basin and have the logistical advantage of moderate terrain, barge access to infrastructure and proximity to InterOil's refinery. This logistical advantage allows for lower cost of field development, early production, and access to a market for oil production in comparison to historical activities in PNG.

To enhance the exploration portfolio, InterOil sought and obtained interests in other permits in PNG. InterOil has interests in Petroleum Retention Licences PRL 4 and PRL 5. PRL 4 and PRL 5 are potential gas condensate fields operated by Santos with access to the Fly River.

The initial phase of InterOil's exploration program involved finding, reviewing, reprocessing and interpreting original data (including ground mapping, landsat, gravity and seismic data). Together with extensive fieldwork, this early program established a portfolio of leads and prospects. This initial work, together with reports of other Pale Sandstone outcrops, indicates that the Pale Sandstone constitutes a regional fairway. Subsequently, InterOil decided that key reservoir information could be obtained by drilling two stratigraphic wells, Subu-1 and Subu-2. Not only did these wells establish two reservoir quality sandstones (Pale and Subu) but also demonstrated the presence of altered hydrocarbons which point to the presence of four hydrocarbon sources.

2003 EXPLORATION ACTIVITIES

InterOil announced a commitment to an eight well drilling program in December 2002. This program was subsequently increased to a potential sixteen well program. On 28 March 2003 the program commenced with the spudding of the first exploration well in the first prospect, the Moose, located in the area covered by PPL 238 in the Eastern Papuan Basin in PNG. On-site inspection of the core data from the Moose well indicated more than fourteen oil shows in 135 metres (443 feet) of continuous core from 673 metres (2,208 feet) to 808 metres (2,651 feet). The oil shows are both in the fractures and from porous sections within the limestone. Testing of the well was inconclusive due to fluid invasion of the reservoir during drilling.

On 9 December 2003 InterOil spudded its second exploration well on this structure, the Moose-2. On 6 January 2004 InterOil spudded its next exploration well, the Sterling Mustang-1, on its second structure, Sterling Mustang.

                                       8
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                                   [PICTURE]

Geophysical Operations

InterOil undertook two seismic acquisition programs during late 2003 and early 2004.

The seismic surveys began with initiation of the Hadina survey in November 2003 and was concluded with the completion of the Orloli program in January 2004. The Hadina survey in PPL 238 consisted of 29 line-km (17 line-miles) covering the Rhino, Mammoth and Mastodon structures. The Orloli survey across the Stegosaurus structure in PPL 237 consisted of 8 line-km (5 line-miles). Initial data processing was completed in February 2004, showing good to excellent quality data.

Ground gravity data was acquired along the seismic lines and will be used to complement the seismic interpretation. The gravity results will be examined in conjunction with the seismic data to determine to what extent that method can be used to high-grade prospects for seismic acquisition or drilling, as gravity data can be acquired at a fraction of the cost of seismic data.

Airborne gravity gradiometer data and aeromagnetic data covering 5,342 line-km (3,300 line-miles) were acquired in PPL 236 and coastal areas of PPL 237 and
238. Within PPL 236 this data will be used to interpolate and extrapolate from existing seismic and well data. Similar data acquired in 2002 covering 825 line-km (513 line-miles) showed that faults identified from seismic data could be traced on the gravity data, significantly improving the quality of the interpretation. Within PPL 237 and 238 the data was for reconnaissance purposes and to test capabilities of that method to detect buried reefs and anticlinal structures.

                                                                 [INTEROIL LOGO]

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                                     [MAP]

OPERATED PERMIT DETAILS

In 2003 increased understanding of the geology in the region led InterOil to apply for a larger area than covered by its previous licences PPL's 208, 210, and 230. The resulting three key Petroleum Prospecting Licences (236, 237, and
238) cover over eight million acres.

Petroleum Prospecting Licence ("PPL") 236 - InterOil has 100% Ownership and is the Operator of the licence.

PPL 236 was granted on 28 March 2003. This licence covers an area that includes InterOil's refinery, with road access to the prospective locations. The proximity to Port Moresby means that even a modest gas discovery may be economic for a pipeline to the Port Moresby area, including to InterOil's refinery and other potential electrical power generation facilities. A small oil discovery this close to InterOil's refinery would be economic with low development, operating and transport costs. One large structure, Whale, and two fault and reef structures, Sea Dragon and Marlin, have been identified in this permit. This licence is connected by road to InterOil's refinery site near Port Moresby.

Petroleum Prospecting Licence ("PPL") 237 - InterOil has 100% Ownership and is the Operator of the licence.

PPL 237 was granted on 28 March 2003. This licence is well located to receive hydrocarbons that have migrated out of the adjacent Omati and Aure Trough areas. The licence contains the gas discovery Bwata-1. Little exploration work has been done in this area for more than 20 years and application of modern technologies should result in a considerably improved appraisal. The flat nature of the terrain means that low altitude airborne geophysical exploration methods, e.g. gravity and magnetics, may be appropriate. Barge transport of oil to InterOil's refinery would be facilitated by the presence of several rivers, which exit to the sea through PPL 237. Prospects for the expanded drilling program include the independent structures T-Rex, Triceratops, Brontosaurus, and Stegosaurus. The Puri-1 oil discovery is also located within this licence.

Petroleum Prospecting Licence ("PPL") 238 - InterOil has 100% Ownership and is the Operator of the licence.

PPL 238 was granted on 7 March 2003. InterOil identified the potential in this area and was rewarded with encouraging results from the stratigraphic wells and field surveys that indicate a new oil system in the Pale/Subu Sandstones. InterOil's two current exploration wells, Moose-2 and Sterling Mustang-1, are located within this licence. There are numerous oil and gas seeps in the area and large surface structures suggest the potential for large oilfields. A number of shallow bore-holes encountered oil and gas shows. The licenced property is partially connected by road to InterOil's refinery site near Port Moresby, and navigable rivers penetrate inland to the prospective areas. InterOil believes that this favorable location will result in lower drilling and development costs compared to existing operations in the highlands.

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                                   [PICTURE]

NON-OPERATED PERMIT DETAILS

Petroleum Retention Licence ("PRL") 4 - InterOil has a 20% working interest.

PRL 4 was granted on 1 September 2000. This licence covers the Stanley gas condensate field which is a candidate for condensate recovery by gas recycling and liquids stripping. Road access to the location will reduce development and operating costs, with the potential to barge the petroleum liquids down the Fly River to InterOil's refinery.

Petroleum Retention Licence ("PRL") 5 - InterOil has a 20% working interest.

PRL 5 was granted on 15 February 2000. This licence covers the Ketu and Elevala gas condensate fields. The Elevala field is an undeveloped resource, estimated by the Operator, Santos, to contain one trillion cubic feet (tcf) of gas and 33 million barrels of condensate. Both Ketu and Elevala have down dip oil potential.

[PICTURE]

                                                                 [INTEROIL LOGO]

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                                   [PICTURE]

MIDSTREAM - PNG REFINERY PROJECT

Construction of the refinery is nearing mechanical completion with anticipated "first-oil" into the refinery expected in the second quarter of 2004. The refinery has a name-plate operating capacity of 1.5 million tonnes per year (about 11 million barrels) and complies with the World Bank's environmental standards. It has been engineered to process "sweet" crude, low in sulphur content, requiring few environmental costs in the refining process.

The refinery is centrally located across the harbour from Port Moresby the capital city of Papua New Guinea, some 24 kilometres (15 miles) away by road and 4 kilometres (2.5 miles) by water. The marine facilities comprise a large jetty, which has deep water access of 17 metres (56 feet) and has been designed to accommodate tankers from 12,000-110,000 dwt and will be used for the berthing of crude and product tankers. A second wharf can accommodate ships up to 18,000 dwt. The refinery will optimize the production of higher premium products, such as diesel, which is in short supply in the region. Gasoline on the other hand, which is in regional oversupply, will constitute 13% by volume of the refinery's production stream. The refinery has a total storage capacity of 1.9 million barrels (300 million litres) including crude storage of 750,000 barrels (120 million litres).

A contract has been awarded to Petrofac, a leading facilities management company, for the operation and management of the refinery. Petrofac commenced site operations in November 2003 and have mobilized all key positions plus the majority of its operators. Petrofac is also confirming that all refinery operating practices are in compliance with the latest industry codes and standards and are participating in pre-commissioning and commissioning activities.

Construction of the refinery laboratory is complete and will be operated by an independent company, SGS, a global leader in the verification, testing and certification industry. Responsibilities will include the establishment of the required quality assurance programs, the procurement of all required testing equipment, and laboratory personnel. The laboratory will test and certify all finished products on-site.

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                                   [PICTURE]

Marketing and Crude Oil Supply

Crude oil from PNG is currently exported over 2,000 kilometres (1,250 miles) to Brisbane and further to refineries in Sydney and Singapore. InterOil, under an agreement with the Government of PNG has the first right to access local crude oil for a period of 30 years. This right to access domestic crude provides a secure source of crude supply to the refinery. InterOil has also entered into an agreement with BP Singapore (the trading arm of BP International) for the supply of crude to the refinery for an initial period of five years, ensuring a reliable source of feedstock for refinery operations.

The key margin expected to drive the refinery profitability is the spread between the wholesale price of product in PNG (the Import Parity Price or IPP formula) and the cost of crude. This spread comprises two major components: (1) the differential between the Singapore Posted Product prices and the price of feedstock (crude) and (2) the Singapore to PNG import freight component.

PNG is InterOil's principal market for all products except naphtha. Under InterOil's agreement with the Government of PNG, all PNG domestic distributors will purchase their refined petroleum product needs from the refinery at the IPP. As a result, PNG will no longer have to rely on imported refined products.

The major export product from the refinery is naphtha, which will be sold to a unit of Shell on a term basis for the petrochemical industry. Any gasoline, diesel, and jet/kerosene produced by the refinery that is surplus to domestic demand will be marketed by Shell to the nearby Pacific Islands and North Australian markets. InterOil's supply and trading group will continue to adopt pro-active marketing strategies that will enhance the financial performance of the refinery.

                                                                 [INTEROIL LOGO]

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                                   [PICTURE]

MIDSTREAM (CONTINUED)

The past year has been a busy period working with future InterOil customers to establish the detailed operational procedures that will need to be in place as PNG switches from a country dependent on petroleum imports to one supplied by a domestic, on-shore refinery.
                                      [PIE CHART]

                            Projected Production From the Refinery

    Product                              Volume%
-----------------                        -------
Diesel                                    38.0
Naphtha                                   20.3
Marine Diesel                             15.7
Jet/Kerosene                               7.7
Gasoline                                  13.0
LPG                                        1.3
Subtotal                                  96.0
Power plant usage                          3.6
Process losses                             0.4
Total                                    100.0

*Product slate based on minimum jet/kerosene production.

** The small processing losses relate mainly to flaring and vapour losses.

                                                                 [INTEROIL LOGO]

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                                   [PICTURE]

DOWNSTREAM - RETAIL AND WHOLESALE DISTRIBUTION

Shell and Interoil Strategic Alliance

In 2001 InterOil concluded an agreement to purchase all of Shell's retail and distribution assets in PNG. The Shell portfolio comprises a distribution network of 70 core distribution outlets that includes terminals, depots, retail service stations and commercial refueling facilities. It is strategically and geographically the largest and most comprehensive distribution asset base in PNG. InterOil will lease the retail and distribution assets back to Shell who will continue to have responsibility for daily operations.

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                                   [PICTURE]

                                     [MAP]                       [INTEROIL LOGO]

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                                   [PICTURE]

DOWNSTREAM (CONTINUED)

BP Papua New Guinea Acquisition

In March 2004 InterOil concluded negotiations to purchase BP Papua New Guinea Limited. The acquisition (after satisfaction of all statutory approvals), which includes all BP's distribution assets and commercial and retail operations in Papua New Guinea, will be renamed InterOil Products Limited.

InterOil's acquisition of BP PNG further enhances its downstream position. InterOil will now take an active participation, through its Oil Products division, in the downstream market.

InterOil Products Limited will continue to operate as a stand-alone entity and will purchase its product requirements from the refinery on the same commercial terms as all other PNG distributors. Because InterOil will be responsible for the operations of InterOil Products Limited, the BP purchase is distinctly different from the Shell transaction where the assets will be purchased and leased back to Shell who will continue to operate their distribution business under the Shell banner.

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                                   [PICTURE]

COMMUNITY RELATIONS, SAFETY AND THE ENVIRONMENT

InterOil's goal is to implement and maintain high standards of safety, positive environmental practice and social responsibility in all our operations. Since our inception and as InterOil has evolved, we have actively reviewed and improved out programs and continue to do so with the support of our staff, government and local communities.

We are committed to:

- Providing a safe and healthy working environment for all employees and contractors;

- Community development assistance programs to enhance and improve the standard of health and education;

- Establishing emergency response procedures that allow personnel to respond promptly and effectively; and

- Maintaining procedures designed to ensure that our operations are conducted in compliance with applicable laws, and traditional cultural understanding.

InterOil has developed an active community relations program encompassing all segments of our operations. Although the refinery site is located on state owned land InterOil has developed a long-term community development assistance program that includes local communities from three main villages in the vicinity.

In compliance with PNG law, InterOil's development philosophy is based on "bottom-up planning" thus ensuring that all planning and development takes the local community into account.

Training workshops involving local communities, with participants ranging in ages from 14 to 68 years old started in April 2001 forming the basis for a five-year rolling plan covering areas such as, communication, needs analysis, planning, leadership and conflict resolution. The provision of a reticulated water supply to local communities has been one of the many positive outcomes, leading to improved health and living standards.

In our upstream acreage InterOil has a team of Land and Industrial Relations Officers who operate in the field. This team undertakes initial "land-owner" identification and assists with the recruitment of local village personnel. Other duties include the establishment of communication channels with the community and their leaders to ensure minimum social disruption and the smooth running of exploration activities. The officers also undertake the responsibility of compensation to land-owners with respect to the company's activities. Other activities include the provision of health and medical services to our employees, contractors and the local communities in the areas in which our exploration activities are conducted.

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                                    [PICTURE]

The recording of verbal histories, clan boundaries, and genealogies has been integrated with the extensive geological mapping, seismic and drilling activities and will form a valuable resource for future use. Social mapping and landowner identification studies of the customary land owners in our licence areas is carried out on a consultative basis with the relevant stakeholders prior to conducting geological and exploration activities. The social mapping is undertaken in order to understand the social structure, how society functions and its relationship to the land.

Finally, InterOil continues to work closely with the government, landowners and the community in order to ensure all our activities have a minimum environmental impact on the flora and fauna and equally important to understand the quality of life of the people that inhabit the area.

[PICTURE] [PICTURE]

                                                                 [INTEROIL LOGO]

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                                    [PICTURE]

MANAGEMENT TEAM

When a company is breaking new ground in a remote part of the world, participating alongside industry giants and raising capital from individuals, institution, and government agencies alike, and experienced and dedicated management team is an absolute necessity. InterOil's Board of Directors has assembled such a team.

InterOil's management team comprise highly knowledgeable individuals with direct experience within their focus areas. The team includes proven company builders individuals who have developed strong relationships working with Papua New Guinea's government officials and industry leaders, people with experience across multiple disciplines within the energy industry, and those that have had previous experience managing similar assets to those InterOil is currently developing. Each one of InterOil's dedicated senior managers has the expertise to help InterOil transition from a developing company to a successful and profitable organization.

InterOil's team is working vigorously toward its goal of creating a first class, fully integrated, oil and gas company. We are on the cusp of accomplishing this objective. With InterOil's refinery expected to achieve start-up in 2004 and the multi-well exploration program in full swing, the work of InterOil's management team, employees, and directors is reaching fruition.

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MANAGEMENT BIOGRAPHIES

[PHOTO OF PHIL E MULACEK]

Phil E Mulacek is the Chairman of the Board of Directors, Chief Executive Officer, and President of InterOil, positions he has held since 1997. Mr
Mulacek is the founder of P.I.E. Corp based in Houston, Texas. PIE was established in 1981 for the purposes of oil and gas exploration, drilling and production and operated across the southwest portion of the United States. P.I.E developed and participated in more than 90 wells at depths from 500 metres (1,641 feet) to 8,000 meters (26,248 feet). P.I.E led the development of InterOil's refinery and the commercial activities that were necessary to secure the refinery's economic viability. Mr Mulacek has over 25 years experience in oil and gas exploration and production and holds a Bachelor of Science Degree in Petroleum Engineering from Texas Tech University.

[PHOTO OF CHRISTIAN M VINSON]

Christian M Vinson is a Member of the Board of Directors and has been the Chief Operating Officer for InterOii since 1995. Mr Vinson joined InterOil from P.I.E. Corp, a Houston, Texas based oil and gas exploration and production company. Before joining P.I.E. Corp, Mr Vinson was a manager with NUM Corporation, a Schneider company, in Naperville, Illinois where his responsibilities included establishment of the company's first USA office. As Chief Operating Officer of InterOil Mr Vinson has the in-country responsibility for government and community relations and corporate development. Mr Vinson has played a key role in the development of InterOil and was responsible for securing a 30-year Project Agreement with the Government of Papua New Guinea for InterOil's refinery. Mr Vinson has developed long standing relationships with key Government and Industry leaders over the last ten years. Mr Vinson earned an Electrical and Mechanical Engineering degree from Ecole d'Electricite et Mecanique Industrielles, Paris, France.

[PHOTO OF GRAEME ALEXANDER]

Graeme Alexander is Corporate Counsel and Company Secretary. Mr Alexander has extensive legal and geological experience having worked as a Minerals Geologist for 10 years before specializing in law. Mr Alexander has significant Papua New Guinea in-country experience, developed during his position as principal commercial partner of Gadens Lawyer in Papua New Guinea. Prior to that he was senior counsel of Mobil Exploration & Production Pty Limited and Ampolex. Limited, during which time he also worked on PNG matters. Mr Alexander has worked in the geological and legal fields in the minerals and petroleum industries for a total of 30 years and holds a Bachelor of Applied Science (Geology) from the Canberra College of Advanced Education and a Law Degree from the University of Technology, Sydney.

[PHOTO OF ANDY CAROLL]

Andy Carroll is General Manager Exploration and Production a position he has held since 1997. Mr Carroll started his career with British Petroleum BP and worked offshore in the North Sea and Ireland and onshore in the UK. Mr Carroll held various positions with Dome Petroleum in Canada drilling in the Canadian Artic and deepwater UK. In 1988 Mr Carroll joined Ampolex in Australia as manager, marketing and was responsible for crude oil sales, gas marketing, and shipping and hedging. In 1994 Mr Carroll became the Papua New Guinea asset manager and team leader. Mr Carroll has worked in international oil exploration and production for 26 years and holds a Masters Degree in Engineering from Cambridge University.

[PHOTO OF CHRIS COLLINS]

Chris Collins is General Manager Downstream. Before joining InterOil Mr Collins held various executive positions with The Shell Company of Australia. While at Shell Mr Collins had responsibilities in downstream oil marketing which included reseller network development, allied retail business development, franchising and asset management Mr. Collins has worked in the petroleum industry for 15 years and holds a Degree in Economics from The University of Tasmania and an MBA from The University of New England.

[PHOTO OF ANESTI DERMEDGOGLOU]

Anesti Dermedgoglou is Vice President Investor & Public Relations. Mr Dermedgoglou is a former member of the Johannesburg Stock Exchange and Director of Frankel Pollack Vinderine Inc, one of the largest stock broking companies in South Africa. Prior to joining InterOil, Mr Dermedgoglou was a stock broker with Merrill Lynch in Perth, Western Australia. Mr Dermedgoglou has worked in the stock broking industry for 16 years and holds a Bachelor of Commerce Degree from The University of South Africa.

[PHOTO OF TOM DONOVAN]

Tom Donovan is General Manager Finance/Accounts, Chief Financial Officer. Mr Donovan's experience in international business and financial systems is a requisite for ensuring that the financial integrity of InterOil's business segments is maintained and integrated worldwide. Prior to joining InterOil, Mr Donovan was the Corporate Controller for Rapid Design Service, Inc. RDS. RDS provided product design, development, engineering, document processing, and training through 35 locations in 11 countries. During his tenure at RDS Mr Donovan successfully managed the development and implementation of an enterprise wide integrated accounting system across the international organization. Mr Donovan also played a key role on the RDS due diligence team, and was directly responsible for managing the financial conversion process for all acquired companies. Prior to RDS, he held various positions in financial management for International Total Services, Inc. Mr Donovan has a Bachelor of Business and Administration (Accounting and Finance) from the University of Toledo, Toledo, Ohio.

[PHOTO OF GARY M DUVALL]

Gary M Duvall is Vice President Corporate Development. Mr Duvall was director of international business development at The Williams Companies'. While at Williams Mr Duvall was responsible for evaluating potential acquisitions and the development of energy infrastructure projects in target countries around the world. Mr. Duvall's primary focus was on the Asia-Pacific Region and Europe. Mr Duvall has worked in various aspects of the energy industry for 19 years and holds a Bachelor of Science Degree in Mechanical Engineering from Oklahoma State University.

[PHOTO OF ANGELA HARTIGAN]

Angela Hartigan is General Manager Marketing. Ms Hartigan started her career in 1979 with Exxon and has gained extensive experience in the petroleum marketing, refining and shipping sectors of the Australian and Southeast Asian Oil Industry. Ms Hartigan has over 11 years experience with Exxon and held various positions including Industrial and Retail Territory Manager, Logistics and Supply Analyst, Products Trading Manager and Crude Trading Manager. In the latter role Ms Hartigan was directly responsible for negotiation of sales contracts for Exxon's share of crude oil production from the Bass Strait and Timor Sea fields. Ms Hartigan, is also a former director for Vitol Australia where she sourced and managed trading and marketing opportunities within Australia for Vitol's international trading arm; Vitol Asia Pte Ltd. Ms Hartigan has worked in the petroleum industry for 24 years and holds a Bachelor of Science Honours Degree from Reading University, UK.

[PHOTO OF ALEXANDER NAIRN]

Alexander Nairn is General Manager Projects. Mr Nairn was, until joining InterOil, managing director of Chicago Bridge & Iron Company - South Africa. In this role he was responsible for CB&I's activities in Sub-Sahara Africa, Libya and Tunisia and managed CB&I's participation in capital projects including the Saldanha Steel Plant (production 1.2m tons of high grade steel per annum) and the Mossgas gas to liquids plant both of which are located in South Africa. The Saldanha Steel Plant project was awarded the Best Projects 1998 award by US-based Engineering News and the Mossgas refinery was the first large scale GTL Plant in the world. Earlier in his career Mr Naim was involved in project management of numerous large-scale oil and gas projects in the Middle East and North Sea. Mr Nairn has worked on the installation of large energy infrastructure projects for 25 years and graduated as a Certified Construction Engineer from Ayr College of Engineering and Technology, Scotland.

                                                                 [INTEROIL LOGO]

                                   [PICTURE]

CORPORATE GOVERNANCE

BOARD OF DIRECTORS

The Board of InterOil is responsible for the leadership and direction of the Company, including strategy, financial budgets and business goals. The Board monitors the company's progress towards%

The Board presently comprises six Directors of whom three are independent (Gaylen Byker, Michael Folie, and Edward Speal). Two are senior executives (InterOil's CEO and President, Phil Mulacek and its Chief Operating Officer and Vice President, Christian Vinson) and one other is a related-party (Roger Grundy). The experience and qualifications of each Director are set out on page
51. The non-executive Directors meet regularly with the executive Directors, discussing achievements and making suggestions and recommendations. Emphasis is placed on the need for compliance with legislation in areas such as Environment, Occupational Health and Safety and the Corporations law of the various jurisdictions in which the Company operates.

ATTENDANCES OF MEETINGS (2003)

                              Board              Audit       Compensation and
     Name                    Meeting           Committee       Renumeration
-----------------------------------------------------------------------------
Phil E Mulacek                 14                  -                 6
Christian M Vinson             14                  -                 -
Roger N Grundy                 11                  -                 -
Gaylen J Byker                 14                  7                 6
G Michael Folie                14                  7                 6
Edward N Speal                  7                  -                 -

Note - Mr Speal Was elected to the board at the Annual General Meeting held in June 2003.

SUMMARY COMPENSATION TABLE

           Name and Position                     US$               2003         2002          2001
----------------------------------------------------------------------------------------------------
Phil E Mulacek                                  Salary           $271,543     $179,925      $102,393
President Chairman, CEO, and             Other Compensation      $ 18,000     $ 18,000      $ 18,000

Christian M Vinson                              Salary           $170,573     $135,923      $136,663
Vice President Director, COO and         Other Compensation         N/A          N/A        $  6,000

COMMITTEES OF THE BOARD

The Board has formed the following Committees: Audit, Compensation & Remuneration, and Health Safety & Environment. The Committee memberships consist of independent Directors except that the CEO sits on the Compensation and Remuneration Committee as a full member and attends the meetings of the Audit Committee by invitation. The Audit Committee monitors business and financial risks and ensures the integrity of the Company's financial statements by regular meetings with the Chief Financial Officer and the external auditor. It is also responsible for monitoring the Company's compliance with legislative requirements. The Compensation & Remuneration Committee is responsible for reviewing the compensation of the CEO and other executives to ensure that they are rewarded in accordance with market rates. In due course this Committee will also make recommendations to shareholders regarding Directors' fees. The Compensation and Remuneration Committee meet as required, to fill vacancies on the Board as they occur and to review compensation. The HS&E Committee is responsible for ensuring that the Company complies with all applicable HS&E requirements and otherwise maintains HS&E standards.

DIRECTOR REMUNERATION

Remuneration of Directors has been set at US$ 18,000 per annum per Director, except for Mr Vinson and Dr Folie. Mr Vinson receives no fee other than his employee salary and Dr Folie, as Deputy Chairman, is paid US$50,000 per annum.

During 2003, P.I.E. Corporation, of which Mr Mulacek is the president, was reimbursed for P.I.E's legal, accounting and reporting costs of US$ 150,000 relating to its being appointed the General Manager of InterOil subsidiary, SP InterOil Limited.

Breckland Ltd, of which Mr Grundy is a principal, was paid a US$131,250 for advisory services it provided to InterOil's refinery project on a commercial basis.

SHAREHOLDINGS OF DIRECTORS

Directors do not need to hold any qualifying shares.

                                                                                Number of Full Shares
                                                                               ----------------------
     Name                      Address                   Position              Full Shares    Options
-----------------------------------------------------------------------------------------------------
Phil E Mulacek         The Woodlands,              Chairman, CEO and           6,823,933(I)   245,000
                       TX USA                      President                     462,239(D)

Christian M Vinson     The Woodlands,              Director, COO, and            168,000(D)       nil
                       TX USA                      Vice President

Roger N Grundy         Matlock, Derbyshire, UK     Director                       64,000(D)    95,000

Gaylen J Byker         Grand Rapids,               Director                      959,025(I)    45,000
                       Ml USA                                                    122,000(D)

G Michael Folie        Brighton, Vic               Director                       20,000(D)    45,000
                       Australia

Edward N Speal         Toronto, ON, Canada         Director                        2,300(D)    15,000

 Notes

         I.       There are no escrowed, pooled or other securities.

         II. No Director or Officer has been involved in an entity which has been the subject of a striking off, cease trade or suspension order.

         III.     (I] = Indirect Holdings; (D) = Direct Holdings

         IV.      As of 31 March 2004

INDEPENDENT ADVICE

Directors have the right to seek independent advice, in relation to their rights and duties, at the Company's expense. Prior approval of the Chairman is required.

CONTINUOUS DISCLOSURE

The Board is committed to ensure that price-sensitive information is released to relevant markets and to all exchanges on which the Company's securities are listed in accordance with continuous disclosure requirements. InterOil is currently traded in Canada on the TSX-V; in Australia on the ASX; and in Papua New Guinea on the POMSoX. All reports made to the exchanges are made available on InterOil's Internet site at www.interoil.com.

DIRECTORS' CERTIFICATE

The Directors of the Company have made reasonable enquiries to ensure that there is no material statement in this document that is misleading and to ensure that there is no material omission from this document. The Board reports, as at 31 March 2004, after due enquiry by them, that they have not become aware of any circumstances that in their opinion materially affect or will materially affect the assets and liabilities, financial position, profits and losses or prospects of the Company.

/s/ Phil E Mulacek
----------------------
Phil E Mulacek
Chairman, on behalf of the Board of Directors

                                                                 [INTEROIL LOGO]

                                   [PICTURE]

INTEROIL CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN US DOLLARS)
YEARS ENDED DECEMBER 31, 2003 AND 2002

AUDITORS REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of InterOil Corporation as at December 31, 2003 and 2002 and the consolidated statements of earnings, cash flows and shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit

to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Kpmg
-------------
KPMG
Sydney, Australia
March 4, 2004, except as to note 13 which is as at March 24, 2004

INTEROIL CORPORATION

CONSOLIDATED BALANCE SHEETS (EXPRESSED IN US DOLLARS)
YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                              2003          2002
                                                                          -----------   -----------
ASSETS

Current assets:
 Cash and cash equivalents (note 2)                                         9,313,682     3,288,539
 Temporary investments (note 11)                                           24,723,572     7,105,701
 Other assets                                                                 311,093             -
 Other receivables                                                            175,491       503,859
 Prepaid expenses                                                             488,532        80,359
                                                                          -----------   -----------
                                                                           35,012,370    10,978,458

Plant and equipment (note 4)                                              202,309,465   121,217,700
Oil and gas properties (note 10)                                           23,018,015     2,878,703
                                                                          -----------   -----------
                                                                          260,339,850   135,074,861
                                                                          ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Accounts payable and accrued liabilities                                   5,835,583     6,744,515
 Due to related parties (note 5)                                            1,478,751     2,784,560
 Current portion of secured loan (note 9)                                   9,000,000             -
 Foreign currency forward contracts                                                 -       678,648
                                                                          -----------   -----------
                                                                           16,314,334    10,207,723

Secured loan (note 9)                                                      74,000,000    31,000,000
Indirect participation interest (note 10)                                  16,600,000             -

Non-controlling interest (note 3)                                           6,467,196     6,490,398

Shareholders' equity:
 Share capital (note 6)                                                   157,449,200    94,120,609
 Other paid in capital                                                        540,222       769,964
 Accumulated deficit                                                      (11,031,102)   (7,513,833)
                                                                          -----------   -----------
                                                                          146,958,020    87,376,740
                                                                          -----------   -----------
                                                                          260,339,850   135,074,861
                                                                          ===========   ===========

Commitments (note 12)

See accompanying notes to consolidated financial statements.

On behalf of the Board

/s/ Phil Mulacek
----------------------
Phil Mulacek, Director

/s/ Christian Vinson
----------------------
Christian Vinson, Director

                                                                 [INTEROIL LOGO]

                                   [PICTURE]

INTEROIL CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS (EXPRESSED IN US DOLLARS)
YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                              2003         2002
                                                                          ----------    ----------
REVENUE

Interest                                                                     246,912       373,015
Other                                                                         12,368        11,211
                                                                          ----------    ----------
                                                                             259,280       334,226
                                                                          ----------    ----------
EXPENSES

Administrative and general                                                (2,337,255)   (2,241,911)
Management fees for prior periods waived (note 5)                            840,000             -
Exploration costs                                                           (164,992)      (92,673)
Legal and professional fees                                               (1,421,390)     (464,253)
Foreign exchange                                                            (678,774)    1,094,787
                                                                          ----------    ----------
                                                                          (3,762,411)   (1,704,050)
                                                                          ----------    ----------

(Loss) before income taxes and non-controlling interest                   (3,503,131)   (1,319,824)

Income tax (expense) benefit (note 7)                                        (37,339)      (1,446)
                                                                          ----------    ----------
(Loss) before non-controlling interest                                    (3,540,470)   (1.321,270)

Non-controlling interest                                                      22,501         5,383
                                                                          ----------    ----------
Net (loss)                                                                (3,517,569)   (1,315,887)
                                                                          ----------    ----------

Basic (loss) per share (note 8)                                                (0.16)        (0.06)
Diluted (loss) per share (note 8)                                              (0.16)        (0.06)
                                                                          ----------    ----------

See accompanying notes to consolidated financial statements

INTEROIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (EXPRESSED IN US DOLLARS)
YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                               2003           2002
                                                                          ------------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss)                                                                  (3,517,569)    (1,315,887)
Non-controlling interest                                                       (22,901)        (5,383)
Change in non-cash operating working capital                                   286,540        189,140
                                                                          ------------    -----------
                                                                            (3,253,930)    (1,132,130)
                                                                          ------------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES

Expenditure on oil and oil properties                                      (15,824,292)      (606,886)
Purchase of plant and equipment                                            (88,005,351)   (38,765,401)
Redemption/(purchase) of temporary investments                             (17,617,871)     9,894,299
                                                                          ------------    -----------
                                                                          (121,447,514)   (29,477,988)
                                                                          ------------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from borrowings                                                    52,000,000     30,240,000
Proceeds from indirect participation interest                               16,300,000              -
Other net (payments to/advances from)(note 5)                                 (776,902)     2,100,000
Proceeds from issue of securities                                           63,203,489        891,222
                                                                          ------------    -----------
                                                                           130,726,587     33,231,222
                                                                          ------------    -----------

Increase in cash and cash equivalents                                        6,025,143      2,621,104

Cash and cash equivalents, beginning of year                                 3,288,539        667,435
                                                                          ------------    -----------
CASH AND CASH EQUIVALENTS, END OF YEAR (NOTE 2)                              9,313,682      3,288,539
                                                                          ------------    -----------
SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid                                                                4,138,290      1,948,043

Interest received                                                              149,631        840,337

See accompanying notes to consolidated financial statements

                                                                 [INTEROIL LOGO]

                                   [PICTURE]

INTEROIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (EXPRESSED IN US DOLLARS) YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                              2003           2002
                                                                          -----------     ----------
SHARE CAPITAL

At beginning of year                                                       94,120,609     92,808,387
Issue of capital stock                                                     63,328,591      1,312,222
                                                                          -----------     ----------
At end of year (note 6)                                                   157,449,200     94,120,609
                                                                          -----------     ----------

ADDITIONAL PAID IN CAPITAL

At beginning of year                                                          769,964              -
Stock compensation                                                                  -        769,964
Options converted to capital stock                                           (229,742)             -
                                                                          -----------     ----------
At end of year                                                                540,222        769,964
                                                                          -----------     ----------

ACCUMULATED DEFICIT

At beginning of year                                                       (7,513,833)    (6,197,946)
Net loss for year                                                          (3,517,569)    (1,315,887)
                                                                          -----------     ----------
At end of year (note 6)                                                   (11,031,402)    (7,513,833)
                                                                          -----------     ----------
Shareholders' Equity at end of year                                       146,958,020     87,376,740
                                                                          -----------     ----------

See accompanying notes to consolidated financial statements

INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN US DOLLARS) YEARS ENDED DECEMBER 31, 2003 AND 2002

InterOil Corporation's (the "Company" of "InterOil") primary business interest is the development of an oil refinery (the "Project") in Papua New Guinea ("PNG"). The Company is also engaged in oil and gas exploration and development activity in PNG.

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realisation of assets and discharge of liabilities in the normal course of business for the foreseeable future.

The consolidated financial statements of the Company include the accounts of SP InterOil, LDC ("SPI") (99.9%), EP InterOil Limited ("EPI") (98.66%), SPI Explorations & Production Corporation (100%), SPI Distribution Limited (100%), InterOil Australia Pty Ltd (100%) and their subsidiaries.

(b) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit, bank demand deposits and bank term deposits with an original maturity date of three months or less

(c) Plant and equipment

The Company is considered to be in the construction and pre-operating stage of development of the oil refinery in PNG. Project costs, net of any recoveries, incurred during this pre-operating stage are being capitalised as part of plant and equipment. Administrative and general costs are expensed as incurred. Plant and equipment are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalised. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations are capitalised as part of the cost of such plant and equipment. Plant and equipment will be depreciated over their useful lives, commencing on the date of achieving commercial operations.

(d) Oil and gas properties

The Company follows the successful efforts method of accounting for oil and gas exploration and development activities. Direct acquisition costs of development properties as well as geological and geophysical costs associated with these properties are capitalised. Costs of development and exploratory wells that result in additions to proven reserves are also capitalised.

Capitalised costs are accumulated and carried forward where they are expected to be recouped through successful development, or by sale, or where exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves, Capitalised costs for producing wells will be subject to depletion on the units-of-production method.

(e) Foreign currency

Monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at rates in effect at the time of the transactions. Foreign exchange gains or losses are included in income.

(f) Derivative financial instruments

During the year, the Company was party to certain derivative financial instruments. Foreign currency forward contracts and put options are used to manage foreign currency exposures on construction contract expenditures. The forward contracts are not recognized in the consolidated financial statements on inception. Gains and losses on foreign currency forward contracts for specific commitments are recognised in the same period as the foreign currency expenditures to which they relate. Gains and losses which relate to forward contracts for general commitments are recognised as they occur.

(g) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.

(h) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the year. Actual results could differ from those estimates.

                                                                 [INTEROIL LOGO]

                                   [PICTURE]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN US DOLLARS) YEARS ENDED DECEMBER 31, 2003 AND 2002

(i) Earnings per share

Basic earnings per share are computed by dividing net earnings by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the pr!

(j) Stock based compensation

The Company has a stock-based compensation plan, which is described in note 6. The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method. No compensation cost is recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards under the fair value based method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognised over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognised at that date.

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock appreciation rights that call for settlement by the issuance of equity instruments is measured at fair value at the grant date and recognised over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognised over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. For awards that vest at the end of the vesting period, compensation cost is recognised on a straight-line basis; for a wards that vest on a graded basis, compensation cost is recognised on a pro rata basis over the vesting period.

(K) Restoration And Closure

Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no legal obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is being built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration or closure costs. As a result, no provision has been raised.

2. CASH AND CASH EQUIVALENTS

The components of cash and cash equivalents are as follows:

                                                       2003        2002
                                                     ---------   ---------
Cash on deposit                                      6,306,202   3,206,084
Bank demand deposits                                         -       3,131
Bank term deposits                                           -      79,324
Treasury bills                                       3,007,480           -
                                                     ---------   ---------
                                                     9,313,682   3,288,539
                                                     =========   =========

Included in the 2003 treasury bills are Kina 9,701,548 (2002 - nil), the currency of PNG, representing a US dollar equivalent of $3,007,480 (2002 - nil). Included in the 2002 bank term deposits and bank demand deposits are 308,896 Kina representing a US dollar equivalent of $79,324.

3. NON-CONTROLLING INTEREST

On September 11, 1998 Enron Papua New Guinea Ltd ("Enron"), SPI's former joint venture partner, exercised its option [pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron's voting, non-participating shares in EPI for a nominal amount. The capital structure of the joint venture was composed of voting, non-participating shares and non-voting, participating shares. Enron no longer actively participates in the development of the Project but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued from EPI and has sole responsibility for managing the Project. Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.

At December 31, 2003 SPI holds 98.66% (2002 - 98.55%) of the non-voting participating shares issued from EPI.

4. PLANT AND EQUIPMENT

                                                                 2003           2002
                                                              -----------   -----------
Equipment, at cost                                             48,854,559    48,048,167
Project development costs, at cost                            147,601,586    71,349,129
Capitalised borrowing costs, at cost                            5,853,320     1,820,404
                                                              -----------   -----------
                                                              202,309,465   121,217,700
                                                              ===========   ===========

Included in equipment above are barges with a carrying amount of $5,599,467 at December 31, 2003. On December 20, 2001, the Company arranged a US$3 million loan facility secured by the barges and assets held by Petroleum Independent and Exploration Corporation ("P.I.E."), a company related by virtue of common directorships, and Mr. Phil Mulacek, a director of the Company. At December 31, 2003 the total owing under this facility amounted to $1,478,751 (2002-$2,784,560). Interest rates applicable to amounts drawn on this loan facility are 5.75% per annum.

5. RELATED PARTIES

P.I.E. is the general manager of SPI. During 2003, P.I.E. was reimbursed for sponsor's legal, accounting and reporting costs of $150.000 relating to SPI. P.I.E. also waived $840,000 of management fees due to it for prior periods and this has been reflected in the Consolidated Statement of Earnings in 2003. Amounts due to related parties of $1,478,751 (2002 - $2,784,560) are amounts due to P.I.E. P.I.E. advanced $2,900,000 to the InterOil Group in 2002 and the Company has repaid $1,421,249 of this loan as at December 31, 2003. This loan bears interest of 5.75% pa and is due for repayment within the next twelve months. During the year, the Company incurred interest on this loan amounting to $105,374 (2002 - $127,639).

Breckland Limited provides technical and advisory services to the Company and/or subsidiaries on normal commercial terms. This party is related by virtue of common directorships. Amounts paid to Breckland Limited during the year to totalled $131,250 (2002 - $204,522).

Amounts due to Directors at December 31, 2003 totalled $30,500 (2002 - $26,000] and are included in accounts payable and accrued liabilities.

                                                                 [INTEROIL LOGO]

                                   [PICTURE]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN US DOLLARS) YEARS ENDED DECEMBER 31, 2003 AND 2002

6. SHARE CAPITAL

The authorised share capital of the Company consists of an unlimited number of common shares with no par value.

                                            NUMBER OF SHARES                    $
                                            ----------------               -----------
Balance, January 1, 2002                       20,186,870                   92,808,387

Shares issued for cash                            399,073                    1,312,222
                                               ----------                  -----------
Balance, December 31, 2002                     20,585,943                   94,120,609

Shares issued for cash                          3,817,500                   61,060,640
Shares issued for debt                             31,240                      316,359
Shares issued on exercise of options              381,278                    1,951,592
                                               ----------                  -----------
Balance, December 31, 2003                     24,815,961                  157,449,200
                                               ==========                  ===========

STOCK OPTIONS

Options are exercisable on a 1:1d

accordance with the applicable option agreement, have an exercise period of three to five years assuming continuous employment by the InterOil Group and may be exercised at any timeu employees and 90 days for directors.

                                                     2003                                   2002
                                      ----------------------------------      ---------------------------------
                                                        Weighted average                       Weighted average
         Stock options                Number of          exercise price       Number of         exercise price
          outstanding                  options                 $               options                $
         -------------                ---------         ----------------      ----------       ----------------
Outstanding at beginning of year      1,510,085               5.48             1,165,600             4.00
Granted                                 257,802              14.09               762,585             6.53
Exercised                              (381,278)              4.62              (393,000)            3.26
Expired                                 (23,344)              5.75               (25,100)            5.68
                                      ---------               ----             ---------             ----
Outstanding at end of year            1,363,265               7.55             1,510,085             5.48
                                      =========               ====             =========             ====

       2003              OPTIONS ISSUED AND OUTSTANDING                              OPTIONS EXERCISABLE
---------------------------------------------------------------------------------------------------------------
Range of exercise                       Weighted average    Weighted average                   Weighted average
      prices            Number of        exercise price     remaining terms       Number of     exercise price
        $                options               $                (years)            options            $
---------------------------------------------------------------------------------------------------------------
    2.75 to 5.00         537,463              4.36               1.6               528,463           4.36
    5.01 to 8.00         450,000              5.88               3.0               365,000           5.59
   8.01 to 12.00         279,700             11.24               2.0               107,000          11.65
  12.01 to 23.50          96,102             22.49               2.9                25,000          21.82
---------------------------------------------------------------------------------------------------------------
   2.75 to 23.50       1,363,265              7.55               2.4             1,025,463           5.98
===============================================================================================================

The fair value of the 257,802 (2002 - 762,585) options granted subsequent to January 1, 2003 has been estimated at the date of grant in the amount of $1,087,131 (2002 - $976,900) using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.2%; dividend yield of nil; volatility factor of the expected market price of the Company's common stock of 45%; and a weighted average expected life of the options of three years. An amount of $530,794 (2002 - $206,936) has been recognized as a proforma compensation expense which includes a fair value of $13,583 for options granted in 2002 which have vested in 2003. For purposes of pro forma disclosure, the estimated fair value of the options is expensed over the options' vesting period, which is identified in the individual's option agreement.

The following is the Company's pro forma earnings with the fair value method applied to all options issued during the year and options vested in current year that were granted in the prior year:

        2003                                   LOSS        PER SHARE
        ----                                ---------      ---------
Loss for the year                           3,517,569        (0.16)
Pro forma compensation expense related to
  fair value of stock options granted         530,794        (0.02)
                                            ---------        -----
Pro forma loss for the year                 4,048,363        (0.18)
                                            =========        =====

The loss per share disclosed above would not charge had the shares under option been exercised.

                                                                 [INTEROIL LOGO]

                                   [PICTURE]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN US DOLLARS) YEARS ENDED DECEMBER 31, 2003 AND 2002

7. INCOME TAXES

Income tax exp

(2002 - 38.62%) to income before income taxes and non-controlling interest. The reasons for the differences are as follows:

                                                            2003          2002
                                                         ----------     ---------
Computed tax (benefit)                                   (1,230,300)     (509,716)
Increase (decrease) resulting from:
Tax rate differential on foreign subsidiaries               143,502       188,788
Non taxable items                                         2,744,745      (183,802)
Future income tax benefits not brought to account for:
 Tax losses                                                 836,142       346,526
 Temporary differences                                   (2,498,773)      158,204
Over provision for tax in prior years                             -          (332)
Other taxes                                                  42,023         1,778
                                                         ----------     ---------
                                                             37,339         1,446
                                                         ==========     =========

Non taxable items represents income/(loss) in foreign jurisdictions with a zero tax rate.

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2003 and 2002 are presented on opposite page:

                                            2003          2002
                                         ----------    ----------
Future tax assets:

 Carried forward tax losses               2,558,406     1,366,190
 Temporary differences                   (1,194,314)      671,323
                                         ----------    ----------
                                          1,364,092     2,037,513
Less valuation allowance                 (1,364,092)   (2,037,513)
                                         ----------    ----------
Net future tax asset (liability)                  -             -
                                         ==========    ==========

No tax benefits have been recorded in respect of losses and temporary differences incurred by the Company and its subsidiaries since such are in foreign jurisdictions that do not provide tax relief.

Carried forward tax losses in PNG expire within seven years.

During the year the Company paid withholding taxes in PNG of $11,034 (Kina 35,593) and income taxes in Australia of $53,857 (A$71,907).

8. LOSS PER SHARE

Loss per share is computed on the weighted average number of shares on issue during the year of 22,649,924 (2002 - 20,462,167). Had the shares under option, referred to in note 6, been exercised in 2003 and 2002, the loss per share would not have changed.

9. SECURED LOAN

On June 12, 2001, EPI entered into a loan agreement with the Overseas Private Investment Corporation ("OPIC") to secure an $85 million project financing facility. As of December 31, 2003 disbursements totalling $83 million has been received, and the remaining balance of $2 million remains available. EPI has committed to pay OPIC an annual commitment fee of 0.5% of the undrawn amount, and a one time facility fee in the amount of 1.0% of the total project financing facility.

The loan expires June 30, 2013 and half yearly repayments of $4.5 million commence on June 30, 2004. The agreement contains certain financial covenants including the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. The interest rate is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread. The OPIC spread is 3.0% per annum prior to project completion and 3.5% per annum on and after project completion. The weighted average interest rate for the year ended December 31, 2003 was 6.70%.

10. OIL AND GAS PROPERTIES

                                          2003          2002
                                       ----------    ---------
PPL 238, at cost                       21,192,055    1,193,910
Other exploration properties at cost    1,825,960    1,684,793
                                       ----------    ---------
                                       23,018,015    2,878,703
                                       ==========    =========

The above Petroleum Prospecting Licences ("PPLs") are in Papua New Guinea. The Company is undertaking phase one of an exploration program in these PPLs, evaluation with a drilling program underway on PPL 238. The recoupment of expenditure carried forward in respect of these PPLs depends

During the year, the Company provided an indirect interest in the Company's phase one exploration program within the area governed by Petroleum Prospecting Licence 238 to PNG Energy Investors LLC, for $7,650,000. This interest is subject to the terms of the agreement dated April 3, 2003 between the Company and PNG Energy Investors LLC, under which all or part of $5,400,000 may be converted to common shares in the Company at a price of C$15 per share, and an agreement dated April 16, 2003 between the same parties under which all or part of $2,250,000 may be converted to common shares of the Company at a price of C$17 per share. Alternatively, all or part of the indirect participation interest may be converted to debt due in December 2006. Should neither of these conversion rights be exercised, the indirect participation interest in the drilling program will be maintained and distributions will be paid in accordance with the agreements.

                                                                 [INTEROIL LOGO]

                                   [PICTURE]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN US DOLLARS)

YEARS ENDED DECEMBER 31, 2003 AND 2002

The Company provided an indirect interest in the Company's phase one exploration program within the area governed by Petroleum Prospecting Licences 236, 237 and 238 to PNG Drilling Ventures Limited for $12,185,000. The amount paid by this interest at December 31, 2003 is $8,950,000 and the remaining $3,235,000 was received on March 22, 2004. This interest is subject to the terms of the agreement dated July 21, 2003 between the Corporation and PNG Drilling Ventures Limited, under which all or part of $11,620,000 may be converted to common shares in the Company at a price no less than C$20.85 per common share. Alternatively, all or part of $1,969,000 of the indirect participation interest may be converted to debt due in December 2005 and December 2006. Should neither of these conversion rights be exercised, the indirect participation interest in the drilling program will be maintained and distributions will be paid in accordance with the agreements

11. FINANCIAL INSTRUMENTS

With the exception of cash and cash equivalents and short term investments, all financial assets are non interest bearing. Cash and cash equivalents earned average interest rates of 1.5% per annum (2002 - 3.5%). Temporary investments of $24,626,154 (2002 - nil) in a Managed Trust investment and $97,417 (2002 - nil) in rolling term deposits earn an average rate of interest of 1.5% per annum. An amount of $97,417 held in term deposits is restricted and unavailable to the Company while Petroleum Prospecting Licences 236 and 237 are being utilised by the Company. At December 31, 2003, the temporary investments had a fair market value of $24,739,069.

Credit risk is minimised as all cash amounts and certificates of deposit are held with large banks which have acceptable credit ratings determined by a recognised rating agency.

The Company had no outstanding foreign currency forward contracts at December 31, 2003. At December 31, 2002, the Company had contracts valued at $62,000,000 to acquire Australian dollars to hedge Australian dollar amounts payable pursuant to the refinery construction. These hedging contracts have all matured during 2003. At December 31, 2003, the Company has no unrealised gain or loss resulting from hedge contracts (December 31, 2002 - unrealised loss $4,001,462). An unrealised exchange loss of $678,648 was recognised on the balance sheet for contracts in excess of specific commitments at December 31, 2002.

As a requirement of the hedging contracts a collateral arrangement was entered into whereby as at December 31, 2003 an amount of nil (2002 - $7,105,701) was held on deposit and had been pledged in favour of the provider of the hedge and recorded as a temporary investment. Funds required to be held on deposit as collateral have reduced over time as project expenditure is undertaken and the foreign currency forward contracts are closed out. These amounts had reduced to nil as at January 31, 2004.

To define a maximum potential amount payable on the outstanding hedge contracts, the Company acquired Australia dollar put options for total premiums of $218,530 (year ended December 2002 - $85,000). The maturity dates and nominal amounts of the put options coincided with the exercise dates and nominal amounts of the outstanding hedge contracts. There were no outstanding put options at December 31, 2003

The carrying values of cash and cash equivalents, other receivables, accounts payable and accrued liabilities and amounts due to related parties approximate fair values due to the short term maturities of these instruments. It is not possible to determine the fair value of amounts due to related parties. The carrying amount of the secured loan approximates its fair value.

12. COMMITMENTS

InterOil has Petroleum Prospecting and Retention Licence expenditure commitments of $2,838,000 (2002 - $4,100,000) which relate to various holdings in PNG for the next year.

Clough Niugini Limited has been contracted to build the oil refinery in Napa Napa under a US$91,000,000 (A$ 171 million) fixed price construction contract. The company has commitments remaining under this contract of approximately $1,900,000 as at December 31, 2003 (2002 - $71,000,000).

13. SUBSEQUENT EVENT

InterOil announced in March 2004 that it had entered into a share sale agreement with BP plc to acquire BP's PNG subsidiary, BP Papua New Guinea Limited, including all its petroleum distribution assets and operations in Papua New Guinea. This transaction is valued at US$11.3 million for assets and inventory. The effective date of this transaction is March 1, 2004 (subject to receiving the necessary regulatory approvals).

InterOil received the outstanding balance of $3,235,000 from PNG Drilling Ventures Limited on March 22, 2004.

TOP 20 SHAREHOLDERS

TOP 20 SHAREHOLDERS AS AT 31 MARCH 2004

THERE WERE 24,831,461 COMMON SHARES IN ISSUE AS AT 31 MARCH 2004

                                                                                Shares Held                     %
CDS & Co NCI Account                                                            10,748,375                    43.3
------------------------------------------------------------------------------------------------------------------
PIE Group LLC                                                                    5,903,738                    23.8
------------------------------------------------------------------------------------------------------------------
CEDE & Co                                                                        1,951,334                     7.8
------------------------------------------------------------------------------------------------------------------
National Nominees LTD                                                            1,078,371                     4.3
------------------------------------------------------------------------------------------------------------------
Asian Pacific Refinery Investment Inc                                              959,025                     3.9
------------------------------------------------------------------------------------------------------------------
Phil Mulacek                                                                       462,240                     1,9
------------------------------------------------------------------------------------------------------------------
PIE Corporation                                                                    433,169                     1.7
------------------------------------------------------------------------------------------------------------------
Roytor & Co Account no l                                                           425,000                     1.7
------------------------------------------------------------------------------------------------------------------
Nikiski Partners                                                                   410,000                     1.6
------------------------------------------------------------------------------------------------------------------
JP Morgan                                                                          404,415                     1.6
------------------------------------------------------------------------------------------------------------------
Global Asset Management                                                            265,000                     1.1
------------------------------------------------------------------------------------------------------------------
Christian  Vinson                                                                  168,000                     0.7
------------------------------------------------------------------------------------------------------------------
Goldman Sachs & Co                                                                 130,000                     0.5
------------------------------------------------------------------------------------------------------------------
Gaylen Byker                                                                       122,000                     0.4
------------------------------------------------------------------------------------------------------------------
ANZ Nominees Limited                                                               104,651                     0.4
------------------------------------------------------------------------------------------------------------------
Merrill Lynch (Australia) Nominees LTD                                             101,674                     0.4
------------------------------------------------------------------------------------------------------------------
David Byker                                                                        100,000                     0.4
------------------------------------------------------------------------------------------------------------------
Peter James Inglis                                                                  95,914                     0.3
------------------------------------------------------------------------------------------------------------------
Thomas Grant & Co Nominees                                                          80,720                     0.3
------------------------------------------------------------------------------------------------------------------
The Fuller Foundation                                                               78,200                     0.3
------------------------------------------------------------------------------------------------------------------

1. Mr P.E. Mulacek is the president and general manager of P.I.E. Group LLC.

2. Mr G. Byker is the general partner of Asia Pacific Refinery Investment Inc.

3. P.I.E. Corporation is the general partner of Nikiski Partners

                                                                 [INTEROIL LOGO]

                                   [PICTURE]

MANAGEMENT, DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS BY MANAGEMENT OF THE 2003 FINANCIAL CONDITION AND FINANCIAL RESULTS FOR INTEROIL SHOULD BE READ IN CONJUNCTION WITH THE AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES (THE "CONSOLIDATED FINANCIAL STATEMENTS"). THE FINANCIAL STATEMENTS AND THE FINANCIAL INFORMATION HEREIN HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND ARE PRESENTED IN UNITED STATES DOLLARS.

PURPOSE AND MISSION

InterOil's major focus is the development of a vertically integrated oil and energy company that will own and operate assets that extend from the wellhead to the petrol pump. The core asset comprises an oil refinery nearing completion in Papua New Guinea with anticipated "first oil in the refinery" expected in the second quarter 2004. The refinery is expected to process 32,500 barrels of oil per day and will result in PNG becoming an exporter of refined products. Currently, PNG exports all its crude and imports all its refined petroleum products.

OVERVIEW

InterOil's operations are organised into three major business segments:

- The upstream segment includes the exploration for crude oil and natural gas;

-        The midstream segment includes the refinery; and;

-        The downstream segment will include the distribution assets in PNG.

We use the term "upstream" to refer to the exploration for and production of oil and gas and "midstream" to refer to the operations related to our refinery. The term "downstream" is used to refer to the distribution and marketing of refined petroleum products through our distribution network.

UPSTREAM

InterOil has an extensive upstream asset portfolio consisting of approximately 8 million acres of exploration licences. All of these licences are located onshore in the Eastern Papuan Basin in PNG, and have the logistical advantage of moderate terrain, barge access to infrastructure and proximity to the refinery. This logistical advantage should allow for lower cost of development, earlier production, and easier access to a market for oil production in the event of a discovery.

In December 2002, InterOil announced a commitment to an eight well drilling program. On March 28, 2003, the program commenced with the spudding of the first well in the Moose Prospect, the Moose-1 well, which is located in the area covered by Petroleum Prospecting Licence 238 in the Eastern Papuan Basin, of which InterOil is the 100 percent owner (ownership subject to a reduction of up to 22 percent by the potential conversion of indirect working interests held by previously disclosed third parties). On-site inspection of the core data from the Moose-1 well indicated more than fourteen oil shows in 135 metres (443 feet) of continuous core from 673 metres (2,208 feet) to 808 metres (2,651 feet). The oil shows were both in the fractures and from porous sections within the Eocene limestone, which was the secondary target zone. The limestone section was cased off in order to maintain the integrity of the formation prior to testing the well. The oil shows indicate live oil in the system of marine origin, while the drilling validated the geological model to the depth drilled.

Testing the Moose-1 well commenced on November 18, 2003. Initial fluid samples recovered from the limestone section were indistinguishable from drilling fluids, confirming the significant volume of fluid lost (approx 50,000 barrels) in the fractured limestone section during drilling operations. This confirmed the need to pump this fluid out of the system. The fastest and most economic means of determining the Moose structure's potential was to suspend operations on the Moose-1 well and move on to drill and test a step out well, the Moose-2 exploration/appraisal well. The Moose-2 appraisal well was spudded on December 9, 2003 and is located approximately 4.5 kilometres (2.8 miles) from the Moose-1 well. This well aims to appraise the extent of the Moose limestone reservoir and will also target the deeper exploration target of the Pale Sandstone.

InterOil currently has no reserves as per Canadian National Instrument 51-101 reserve definitions.

The Moose-2 appraisal well confirmed the secondary target (Eocene limestone), by coring over 285 metres (935 feet). Fifteen oil shows were identified within the fractures of the core samples. An independent analysis of the core samples by the Australian Government Commonwealth Scientific & Industrial Research Organisation (CSIRO) indicates both Cretaceous/Tertiary and Jurassic age thermally mature crude oils from four possible sources

The drilling program was expanded to 16 wells, each on an independent structure and located in InterOil's wholly owned exploration acreage. Following this announcement an additional heli-portable drilling rig was contracted and mobilized to InterOil's second structure, the Sterling Mustang. The Sterling Mustang exploration well, which is also located in PPL 238, was spudded in early 2004 and will target the Late Cretaceous Pale and Subu quartz sandstones as primary targets at a planned target depth of 2,200 metres (7,218 feet).

Drill site locations on two structures located in PPL 238 have been identified for drilling, and the preparation of the drill sites are complete. Seismic has been shot over three possible structures and the data is currently being processed.

MIDSTREAM

Construction of the 32,500 barrel per day refinery is nearing completion and "first oil" into the refinery is expected in the second quarter of 2004. The refinery complex is located across the harbour from Port Moresby, the capital of PNG, on the former site of the Australian Naval Base, where InterOil has secured a 99-year lease from the PNG Government. The refinery is being built under an Engineering, Procurement and Construction contract with Clough Niugini Limited. The overall project is now at approximately 95 percent complete with the construction portion in excess of 93 percent complete and pre-commissioning and commissioning activities are ongoing.

In August 2003, a facilities management contract was awarded to Petrofac, a leading facilities management company, for the total management of day-to-day refinery operation, maintenance and production. Petrofac commenced mobilisation to site in November 2003 and has been active in pre-commissioning activities in preparation for refinery start-up.

Construction of the on-site refinery laboratory is complete and will be managed by SGS, a global leader in the verification, testing and certification industry. SGS' responsibilities will include the establishment of the required quality assurance programmes, the procurement of all required testing equipment, and provision of laboratory personnel. The laboratory will test and certify all finished products on-site thus ensuring quality control.

DOWNSTREAM

PNG currently exports all its crude supply and imports all of its refined petroleum products. An agreement (the "Project Agreement") with the Government of PNG gives InterOil certain rights to supply the domestic market in PNG with refined petroleum products. InterOil has estimated that approximately 50 to 60 percent of the refinery net output will be used to supply the PNG domestic market. The balance of the refinery's production will be sold into the near regional and export markets. InterOil believes that the refinery will be able to price its products competitively in these markets due to transportation cost advantages and the premium quality of products produced using PNG crude feedstock. A unit of Royal Dutch/Shell has agreed to purchase and market the vast majority of the export capacity of the refinery for a period of three years at prices ruling at the time of supply.

On March 10, 2004, InterOil announced that it has entered into a share sale agreement with BP plc to acquire BP's PNG subsidiary, BP Papua New Guinea Limited, including all its petroleum distribution assets and operations in Papua New Guinea. This transaction is valued at US$11.3 million for assets and inventory, consisting of US$4 million in assets and US$7.3 million in inventory. The down payment of US$1 million is due upon transfer date (after satisfaction of all statutory approvals), with the balance of funds payable twelve months from the effective date, which is March 1, 2004. Included in the purchase are the 2003 retained profits of approximately US$4.3 million (Kina 14 million), and the first two months of 2004. These amounts will be repaid to BP no later than twelve months after the effective date from proceeds obtained in collecting the closing accounts receivable balance. The asset portfolio comprises 3 terminals, 7 depots and over 40 retail sites. InterOil will be assisted in assuming management and control of the company by the secondment of existing key BP management to ensure a seamless transfer over the following year. BP Papua New Guinea's total revenue for the year ended December 2003 was approximately US$75 million (Kina 243 million).

CONSOLIDATED RESULTS SUMMARY

                                                        2003                    2002                        2001
-------------------------------------------------------------------------------------------------------------------
Total revenue                                          259,280                  384,226                  1,059,944
Income from operations                                     nil                      nil                        nil
Net loss                                            (3,517,569)              (1,315,887)                (3,279,196)
Net loss per share                                       (0.14)                   (0.06)                     (0.16)
Total assets                                       260,339,850              135,074,861                 97,297,583
Long-term debt                                      90,600,000               31,000,000                        nil
Cash dividends declared per share                          nil                      nil                        nil

    QUARTERS ENDED              31-DEC-03    30-SEP-03   30-JUN-03    31-MAR-03  31-DEC-02     30-SEP-02    30-JUN-02      31-MAR-02
------------------------------------------------------------------------------------------------------------------------------------
Total revenue                     203,964       13,349     27,717       14,250     (4.373)       92,922      133,037       162,641
Income from operations                nil          nil        nil          nil        nil           nil          nil           nil
Net profit (loss)              (1,489,036)  (1,510,516)  (689,090)     171,073   (228,404)   (1,148,882)     (40,154)      101,553
Net profit (loss) per
  share                             (0.06)       (0.06)     (0.03)        0.01      (0.01)        (0.06)       (0.00)         0.01

                                                                 [INTEROIL LOGO]

                                   [PICTURE]

InterOil is considered to be in the construction and pre-operating stage of development of the refinery in Papua New Guinea. No significant operating activities have been undertaken to date. InterOil's revenue generated to date is primarily interest on investments as the company remains in the construction and development stage. Investment income for 2003 was US$246,912 (compared to US$373,015 in 2002) a decrease of US$126,103. The reason for the decrease was due to the company's cash and cash equivalents being utilized in capital project funding. There was a net loss of US$3,517,569 in 2003, an increase of US$2,201,682 (compared to net US$1,315,887 loss in 2002). This net loss was mainly due to a foreign exchange loss on the adjustment of the company's investments in its foreign subsidiaries denominated in US dollars as both the Australian Dollar and the Papua New Guinea Kina strengthened compared to the US Dollar, as well as legal and administrative costs associated with the various equity financings during the year, and additional administrative support added in the year for the company's exploration program that was expensed. These additional expenses were partially offset by P.I.E. Corporation, a related party, waiving prior years' management fees totalling US$840,000 in the first half of 2003. In the fourth quarter of 2003, the company also expensed approximately US$160,000 of exploration costs previously capitalised after evaluation of certain oil and gas properties. These losses are to be expected during the construction phase of a major project and management expects these to end once the refinery project commences operations.

Total assets increased 93 percent (or US$125.3 million) to US$260,339,850 in 2003 compared to US$135,074,861 in 2002. Cash and temporary investments represent US$23.6 million of this increase, whereas the predominant portion of the balance is the year's capital expenditures related to the refinery development and construction costs along with oil and gas exploration expenditures, which have been capitalised. A total of US$76.3 million of development and construction costs were capitalised in 2003 compared to US$45.0 million capitalised in 2002. InterOil follows the successful efforts method of accounting for expenditures related to oil and gas exploration and development activities, which are capitalised and carried forward where they are expected to be recouped through successful development, or by sale, or where exploration and evaluation activities have not reached a stage to allow reasonable assessment regarding the existence of economical reserves. The company capitalised US$20.1 million of exploration costs in 2003 as a result of the commencement of its multi-well drilling program in March 2003, compared to US$0.78 million in 2002. The company has determined that Petroleum Prospecting Licence 200 would be abandoned due to poor results during the evaluation stage, and as such the company has written off all exploration, evaluation and development costs of approximately US$77,222 in accordance with its accounting policy.

InterOils long-term debt consists of amounts drawn under the US$85 million Project Financing Facility obtained in June 2001 from the Overseas Private Investment Corporation ("OPIC"), an agency of the US Government, to support the development of the refinery, and the indirect participation interests in the company's Phase One Exploration Program. OPIC is the primary lender of capital to the refinery project. US$83 million had been drawn under the facility as at 31 December 2003.
The facility is secured by the assets of the refinery and will expire on 30 June 2013. Semi-annual interest and principal repayments of US$4.5 million commence on 30 June 2004. The interest rate is equal to the US treasury cost applicable to each promissory note established at time of disbursement plus 3.0% per annum prior to the refinery completion and 3.5% per annum on and after refinery completion. In 2003, two separate indirect participation interests totalling US$19.8 million were granted to independent investors, PNG Energy Investors
LLC and PNG Drilling Ventures Limited, each of which may elect to convert their interests into a working interest in the drilling program, debt or InterOil common shares.

LIQUIDITY AND CAPITAL RESOURCES

InterOil ended the year 2003 with approximately US$34.0 million in cash and temporary investments compared to approximately US$10.4 million in cash at December 31, 2002.

OPIC remains the primary lender of capital to the refinery project, and disbursements of US$52.0 million were received in 2003. To provide funding for InterOil's ongoing exploration and production activities in PNG and general corporate purposes, net proceeds of approximately US$61.4 million were raised in 2003 through three private placements totalling 3,817,500 common shares. In addition to the private placements, US$19.8 million was raised from indirect participation interests in InterOil's Phase One Exploration Program, of which US$3.2 million remains unpaid as of December 31, 2003, and was receipted in full subsequent to year-end on March 22, 2004. During the year cash was spent on refinery construction, development costs, oil and gas exploration expenses, and administrative and general costs.

In September 2003, InterOil increased the capital budget for the refinery by US$5.4 million to account for additional construction variation costs, constructional insurance, along with legal expenses and facility management services. Following the January 2004 revised mechanical completion date announcement identifying a May 2004 "first oil in the refinery" date, the company increased the capital budget of the refinery by an additional US$5.0 million due to the postponement of offsetting revenues during the commissioning phase of the revised project schedule. The adjusted capital budget of the refinery project is:

Capital Costs                         US$197.4m
Finance Costs                         US$  8.0m
Funded Debt Service Reserve Account   US$  9.0m
Total                                 US$214.4m

US$199 million in equipment and development costs have been paid as of December 31, 2003.

InterOil has 2004 Petroleum Prospecting and Retention Licence expenditure commitments of $2,838,000 (compared to $4,100,000 in 2003), which relate to various exploration holdings in PNG.

The company has commitments under the EPC Contract of approximately $1,900,000 as at December 31, 2003 (compared to $71,000,000 as at December 31, 2002).

InterOil remains confident that it has the resources to complete the refinery as well as meet all its requirements associated with the obligations for the refinery and exploration program in the fiscal year of 2004.

In March 2004 InterOil obtained final credit approval for a US$60 million revolving crude oil procurement facility with BNP Paribas (Singapore) to finance the crude feedstock for the refinery, and is currently working on final documentation of the facility

SHARE CAPITAL

The authorised share capital of the Company consists of an unlimited number of common shares with no par value. The issued and outstanding shares of InterOil, and reconciled to January 1, 2002, are set out below:

                                                                           Number of shares                  $
--------------------------------------------------------------------------------------------------------------------
Balance, 1 January, 2002                                                      20,186,870                92,808,387

Shares issued for cash                                                           399,073                 1,312,222
--------------------------------------------------------------------------------------------------------------------
Balance, 31 December, 2002                                                    20,585,943                94,120,609

Shares issued for cash                                                         3,817,500                61,060,640

Shares issued for debt                                                            31,240                   316,359

Shares issued on exercise of options                                             381,278                 1,951,592
--------------------------------------------------------------------------------------------------------------------
Balance, 31 December, 2003                                                    24,815,961               157,449,200
====================================================================================================================

TRANSACTIONS WITH RELATED PARTIES

Petroleum Independent and Exploration Corporation ("P.I.E.") is the general manager of SP InterOil, LDC("SPI"). During 2003, P.I.E. was reimbursed for legal, accounting and reporting costs of $150,000 relating to SPI. P.I.E. also waived $840,000 of management fees due to it for prior periods. Amounts due to related parties of $1,478,751 (2002 - $2,784,560) are amounts due to P.I.E. An advance of $2,900,000 was made by P.I.E. to InterOil Corporation in 2002 and the Company has repaid $1,421,249 of this loan as at 31 December 2003. This loan bears interest at 5.75% per annum and is due for repayment within the next twelve months. During the year, InterOil incurred interest on this loan amounting to $105,374(2002 - $127,639).

Breckland Limited provides technical and advisory services to InterOil and/or subsidiaries on normal commercial terms, and is a related party by virtue of common directorships. Amounts paid to Breckland Limited during the year totalled $131,250 (2002 - $204,522).

CRITICAL ACCOUNTING ESTIMATES

InterOil's financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by InterOil are disclosed in note 1 to the Consolidated Financial Statements. Certain accounting policies require that management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenues and expenses reported by the Company. InterOil's management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

PLANT AND EQUIPMENT

InterOil is considered to be in the construction and pre-operating stage of development of the refinery. Project costs, net of any recoveries, incurred during this pre-operating stage are being capitalised as part of plant and equipment. Administrative and general costs are expensed as incurred. Plant and equipment are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalised. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations are capitalised as part of the cost of such plant and equipment. Plant and equipment will be depreciated over their useful lives, commencing on the date of achieving commercial operations.

OIL AND GAS PROPERTIES

InterOil follows the successful efforts method of accounting for oil and gas exploration and development activities. Direct acquisition costs of development properties as well as geological and geophysical costs associated with these properties are capitalised. Costs of development and exploratory wells that result in additions to proven reserves are also capitalised.

CHANGES IN ACCOUNTING POLICIES

IMPAIRMENT OF LONG-LIVED ASSETS

In December 2002 the Accounting Standards Board ("AcSB") issued CICA section 3063, new standards for the recognition, measurement and disclosure of the impairment of long-lived assets by profit-oriented enterprises Under the new rules, a long-lived asset held for use is tested for impairment whenever an event or change in circumstances indicates its carrying value may not be recovered (i.e. a change in its market price). Once such an event or change occurs, a two-step impairment test is used: the first step determines whether an impairment exists and the second step measures the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset held for use exceeds the sum of the future expected undiscounted cash flows resulting from its use and eventual disposition. An impairment loss is measured as the amount by which that long-lived asset's carrying amount exceeds its fair value. To test for and measure impairment, long-lived assets held for use are grouped with other assets and liabilities to form an asset group, at the lowest level for which identifiable cash flows are largely independent. The standards are effective for fiscal years beginning on or after April 1, 2003.

We do not believe the adoption of CICA section 3063 will have a material impact on our results of operations, financial position or liquidity.

                                                                 [INTEROIL LOGO]

                                   [PICTURE]

STOCK BASED COMPENSATION PLANS

In September 2003, the AcSB released CICA section 3870 that revised transitional provisions to these standards to provide the same alternative methods of transition as is provided in the US for voluntary adoption of the fair value based method of accounting. These provisions permit either retroactive (with or without restatement) or prospective application of the recognition provisions to awards not previously accounted for at fair value. Prospective application is available only to enterprises that elect to apply the fair value based method of accounting to that type of award for fiscal years beginning before January 1,2004. The AcSB has also amended the standards to require that all transactions whereby goods and services are received in exchange for stock-based compensation and other payments result in expenses that should be recognized in financial statements, and that this requirement would be applicable for financial periods beginning on or after January 1, 2004. The standards require that share-based transactions should be measured on a fair value basis. After January 1, 2004 the fair value of stock-based compensation will be recognized as an expense in the financial statements.

The 2004 stock-based compensation expense cannot be reasonably estimated at this time.

ASSET RETIREMENT OBLIGATIONS

In March 2003, the AcSB issued CICA section 3110, which harmonizes Canadian GAAP with SFAS No. 143, Accounting for Asset Retirement Obligations. The standards were established for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of a tangible long-lived asset that results from acquisition, construction, development or normal operations, The standards require an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The standards describe the fair value of a liability for an asset retirement obligation as the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction. An entity is subsequently required to allocate that asset retirement cost to expense using a systematic and rational method over the estimated useful life of the related asset. The standards are effective for fiscal years beginning on or after January 1, 2004. Upon adoption of CICA section 3110, the Company will adjust its existing future removal and site restoration liability retroactively with restatement.

Management estimates there are no legal obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is being built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration or closure costs.

HEDGING RELATIONSHIPS

In June 2003, the AcSB issued amendment AcG-13. The amendments neither change the basic principles nor the July 1,2003 effective date of the original guideline. The amendments instead clarify certain of the requirements and provide additional implementation guidance related to the identification, designation and documentation of the hedging relationship, and an assessment of the effectiveness of the hedging relationship. The amendments also eliminate some potential inconsistencies between Canadian and US GAAP and minimize other GAAP differences. The requirements of the guideline are applicable to all hedging relationships in effect for fiscal years beginning on or after July 1,2003. Retroactive application is not permitted - the entity must assess all hedging relationships as of the beginning of the first year of application to determine whether the hedging criteria in the guideline are met. Hedge accounting is to be discontinued for any hedging relationships that do not meet the requirements of the guideline.

FINANCIAL INSTRUMENTS

Foreign currency forward contracts and put options are used to manage foreign currency exposures on construction contract expenditures. The forward contracts are not recognized in the consolidated financial statements on inception. Gains and losses on foreign currency forward contracts for specific commitments are recognised in the same period as the foreign currency expenditures to which they relate. Gains and losses which relate to forward contracts for general commitments are recognised as they occur.

During the year, InterOil was party to certain derivative financial instruments. The company had no outstanding foreign currency forward contracts at December 31, 2003.

At December 31, 2002, the company had contracts valued at $62,000,000 to acquire Australian dollars to hedge Australian dollar amounts payable pursuant to the refinery construction. These hedging contracts have all matured during 2003. At December 31, 2003, the company has no unrealised gain or loss resulting from hedge contracts (December 31, 2002 - unrealised loss $4,001,462). An unrealised exchange loss of $578,646 was recognised on the balance sheet for contracts in excess of specific commitments at December 31, 2002.

As a requirement of the hedging contracts, a collateral arrangement was entered into where at December 31, 2003 an amount of US$38,040 (2002 - $7,105,701) was held on deposit, pledged in favour of the provider of the hedge, and recorded as a temporary investment. Funds required to be held on deposit as collateral have reduced overtime as project expenditure is undertaken and the foreign currency forward contracts are closed out. These amounts had reduced to nil as at January 31, 2004. To define a maximum potential amount payable on the outstanding hedge contracts, InterOil acquired Australia dollar put options for total premiums of $218,530 (year ended December 2002 - $85,000). The maturity dates and nominal amounts of the put options coincided with the exercise dates and nominal amounts of the outstanding hedge contracts.

RISKS AND UNCERTAINTIES

NO OPERATING HISTORY/NO CERTAINTY OF FUTURE PROFIT

To date InterOil has encountered certain delays in the development of the refinery. It is possible that unforeseen difficulties may cause other delays during final development, commissioning and/or construction of the refinery. The likelihood of the success of InterOil and its refinery project must be considered in light of inherent risks, and the difficulties, costs, complications and delays frequently encountered in the establishment of new project start-up companies. Accordingly, there can be no assurance of the future profitability of the refinery or InterOil.

ACHIEVEMENT OF PROJECT REVENUES

The Project Agreement, combined with the Shell marketing and distribution contracts, gives InterOil access to the PNG and near region refined petroleum product markets and access to crude oil produced in PNG. Import Parity Prices, the pricing methodology provided for in the Project Agreement, have historically provided sufficient margins for attainment of the revenues forecast by InterOil. InterOil cannot control the price at which refined petroleum products may be sold in PNG or the other markets targeted by the refinery project. Further, the Project Agreement provides that if there is more than one refinery operating in PNG during the term of the Project Agreement, the right to supply the domestic market will be shared by the refineries in proportion to their refining capacities. The operating revenue to be derived from the BP Papua New Guinea Limited may change over time and no guarantees can be made that it will be profitable.

PROJECTED REFINERY COSTS

InterOil has estimated the capital, financing and development costs of the refinery. However, the actual costs of completing the required work to bring the refinery to completion may vary from the lump sum EPC Contract as a result of many factors, including changes in market conditions and change orders during construction, and may influence the completion date and the final cost of construction of the refinery.

POLITICAL RISK

Future political and economic conditions in PNG could result in the Government adopting different policies than exist presently, or Government bodies could frustrate activities, which might adversely affect the oil exploration and production industry, product distribution, or the oil refining industry. However, InterOil believes these activities are in the long-term best interests of PNG and have no reason to believe it does not have the support of the present Government or will not have that support from future governments.

The construction and operation of the refinery require various permits and licences from various Government authorities. The Project Agreement gives the refinery project certain assurances that the necessary permits and licences will be received.

EXISTENCE OF MARKETS

The Project Agreement gives InterOil certain rights to supply the domestic market in PNG with refined petroleum products. InterOil estimates that 50 to 60 percent of the refinery's net output will be used to supply the PNG market, and this market may be subject to various changes associated with the economic growth in PNG. The balance of the refinery's production will be sold into the near regional markets.

InterOil estimates that the refinery will be able to price its products competitively due to transportation cost advantages and the premium quality of products produced using PNG crude feedstock. InterOil has signed contracts for nearly all of the refinery's products destined for the export markets with a unit of Royal Dutch Shell.

CRUDE OIL SUPPLY

PNG crude oil production rates are expected to satisfy the refinery's requirements for at least five years after commercial start-up. Alternative crude oils that are suitable for use as project feedstock are available in the nearby region.. However, crude oil sourced from outside PNG may be more expensive than domestic crude oil and may reduce the margins. Alternatively, imported crude oil may be selected to alter the refinery product mix for changing market conditions.

OUTLOOK

The refinery project is now overall 95 percent complete and the pre-commissioning has commenced with the assistance of Petrofac. Petrofac designs, builds, commissions and operates surface facilities for oil and gas production, gas processing and oil refining both onshore and offshore and it has the ability to integrate design, construction and operability principles to deliver an overall facilities solution. We are confident that their involvement will assist in practical completion on a timely basis, followed by a smooth transition to the daily operation of the refinery. "First oil" in the refinery is scheduled for the second quarter 2004.

InterOil commenced its multi-well exploration program, and following multiple oil shows encountered in the first well, Moose-1, the company began drilling a step-out appraisal well, Moose-2. A second rig has been contracted to accelerate the program and is drilling a second structure Sterling Mustang. Other prospects, such as Rhino and Mastadon, have been confirmed with seismic and field geology. Drilling sites have been prepared at Longhom and Bison, and these are the next scheduled wells. InterOil has established the organization, infrastructure and inventory of materials to support the drilling program. Whilst the early signs are encouraging, the well results will determine the direction of the drilling program and appraisal work will be required to determine the timing of development of any discoveries.

Revenue from BP Papua New Guinea Limited will be for the account of InterOil on the effective date of its acquisition.

Additional information, including InterOil's annual information form, is available on the InterOil website at: www.interoil.com and on SEDAR at: www.sedar.com

                                                                 [INTEROIL LOGO]

GLOSSARY OF TERMS

ANTICLINE              A configuration of folded, stratified rocks in which
                       rocks dip in two directions away from a crest, generally convex upward, the core of which contains the stratigraphically older rocks. In Papua New Guinea generally seen at surface as a hill, often elongate or cigar shaped.

API GRAVITY            The industry standard method of expressing specific
                       gravity of crude oils. Higher API gravities mean lower specific gravity and lighter oils.

BASIN (SEDIMENTARY)    Segment of the earth's surface which has been down-warped
                       and infilled with sedimentary detrital or carbonate rocks. Sediments increase in thickness toward the centre of a basin.

BARREL (PETROLEUM)     Unit volume measurement used for petroleum and its
                       products; 1 barrel = 42 US gallons, 35 Imperial gallons
                       (approx.), or 159 liters (approx,); 7.3 barrels = 1 ton
                       (approx,); 6.29 barrels = 1 cubic metre = 35.32 cubic feet.

BCF A standard measure of gas volume. Billion (10-9) cubic feet equivalent to 1000 million cubic feet (mcf).

BITUMEN Any solid and semi-solid hydrocarbons that can be converted into liquid form by heating.

CARBONATE              Sedimentary rocks composed of calcium carbonate (CaCo).
                       See limestone.

CHARGE The movement of oil and gas into a reservoir and a structure, normally an anticline to form an oil or gas field.

CONDENSATE             A component of natural gas which is a liquid at surface
                       conditions.

CRETACEOUS             The final period of the Mesozoic era, spanning the time
                       between 145 and 65 million years ago. The name is derived from the Latin word "creta" (chalk) and was first applied to extensive deposits of this age that form white cliffs along the English Channel.

DOWNSTREAM             The oil industry term used to refer to distribution,
                       marketing, and shipping of petroleum products. The opposite of downstream is upstream.

EOCENE An epoch of the lower Tertiary period, spanning the time between 55.5 and 33.7 million years ago. Its name is from the Greek words "eos" (dawn) and "ceno" (new).

FIELD A natural accumulation of oil and/or gas within a reservoir below a seal rock, and within a trap.

FOLD BELT              An area affected by compressional forces which results in
                       folding (wrinkling) and thrusting. Usually separated from an undeformed foreland by a frontal fault (thrust).

FORELAND A stable area which lies in front of and is unaffected by the compressional forces which develop a Fold Belt.

HAZOP                  Hazard and operability study.

HYDROCARBONS           Compounds containing only hydrogen and carbon atoms. May
                       be in solid, liquid or gaseous form.

JURASSIC The middle period of the Mesozoic era, spanning the time between 213 and 145 million years ago. It is named after the Jura Mountains between France and Switzerland, where rocks of this age were first studied.

LIMESTONE              Sedimentary rock composed largely of mineral calcite,
                       CaCO(3), formed by either organic or inorganic processes, Carbonate rocks, limestone and dolomite, constitute estimated 12 to 22% of sedimentary rocks exposed above sea level.

MESOZOIC The middle era between the Paleozoic and the Tertiary 248 and 65 million years ago. Its name is from the Greek word "Mesozoic" (middle life).

MIGRATION              The movement of hydrocarbons from the source rock through
                       porous units or carrier beds and fractures.

MIOCENE Miocene An epoch of the upper Tertiary period, spanning the time between 23.8 and 5.3 million years ago. It is named after the Greek words "meion" (less) and "ceno"
                       (new).

PALEOZOIC ERA          The earliest era of the Phanerozoic Eon, marked by the
                       presence of marine invertebrates, fish, amphibians, insects, and land plants.

PERMEABILITY           For rock or earth material, ability to transmit fluids.

PETROLEUM SYSTEM       A pod of active source rock and all the geologic elements
                       and processes that are essential if a hydrocarbon accumulation is to exist.

PLAY                   A particular combination of reservoir and structure
                       (trap) considered to be prospective.

PLIOCENE Final epoch of the Tertiary period, spanning the time between 5.3 and 1.8 million years ago. It is named after the Greek words "pleion" (more) and "ceno" (new).

POROSITY Porosity - Percentage of open space or interstices in rock or other earth material. Vital for a reservoir rock.

PDL PDL - Petroleum Development Licence. The tenement given by the Independent State of Papua New Guinea to develop an oil and/or gas field.

PPL PPL - Petroleum Prospecting Licence. The tenement given by the Independent State of Papua New Guinea to explore for oil and gas.

PRL PRL - Petroleum Retention Licence. The tenement given by the Independent State of Papua New Guinea to allow the licencee holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.

RESERVOIR              Reservoir - Porous and permeable rock, such as sandstone
                       which may contain significant oil or gas.

SANDSTONE              Sandstone - Detrital sedimentary rock formed by
                       cementation of individual grains of sand size and commonly composed of mineral quartz. Sandstones constitute an estimated 12 to 28 percent of sedimentary rocks.

SEAL Seal - An impermeable layer which overlays a reservoir and prevents leakage of hydrocarbons.

SEEP Seep - A surface location where oil and/or gas appears having permeated from its subsurface source.

SOURCE Source - A pod of organic rich sedimentary rock from which hydrocarbons originate.

STRATIGRAPHIC WELL     Stratigraphic well - A well drilled to investigate the
                       rock strata present in an area, as opposed to an exploration well drilled to evaluate a potential field.

STRUCTURE (TRAP)       Structure (trap) - Geological structure which traps
                       migrating hydrocarbons, allowing an oil or gas field to form.

TCF Tcf - Trillion cubic feet (1012) standard measure of gas volume equivalent to 1000 Bcf.

TERTIARY Tertiary - The first period of the Cenozoic era (after the Mesozoic era and before the Quaternary period), spanning the time between 65 and 1.8 million years ago.

TURBIDITE              Turbidite - Sedimentary deposits rapidly laid down by a
                       sub-sea density flow carrying particles of widely varying grade size. The grains are generally sorted by the action of the current forming graded beds. Characteristically deposited in deeper water settings.

UPSTREAM Upstream - The processes of exploring for oil; developing oil fields; and producing oil from the oil fields. The opposite of upstream is downstream.

                                                                 [INTEROIL LOGO]

BOARD OF DIRECTORS

[PHOTO OF PHIL E MULACEK]

PHIL E MULACEK is the Chairman of the Board of Directors, Chief Executive Officer, and President of InterOil, positions he has held since 1997. Mr Mulacek is the founder of P.I.E. Corp based in Houston, Texas. P.I.E. was established in 1981 for the purposes of oil and gas exploration, drilling and production and operated across the southwest portion of the United States. P.I.E. developed and participated in more than 90 wells at depths from 500 metres (1,641 feet) to 8,000 metres (26,248 feet). P.I.E. led the development of InterOil's refinery and the commercial activities that were necessary to secure the refinery's economic viability. Mr Mulacek has over 25 years experience in oil and gas exploration and production and holds a Bachelor of Science Degree in Petroleum Engineering from Texas Tech University.

[PHOTO OF CHRISTIAN M VINSON]

CHRISTIAN M VINSON is a Member of the Board of Directors and has been the Chief Operating Officer for InterOil since 1995. Mr Vinson joined InterOil from P.I.E. Corp, a Houston,Texas based oil and gas exploration and production company. Before joining P.I.E. Corp, Mr Vinson was a manager with NUM Corporation, a Schneider company, in Naperville, Illinois where his responsibilities included establishment of the company's first USA office. As Chief Operating Officer of InterOil Mr Vinson has the in-country responsibility for government and community relations and corporate development. Mr Vinson has played a key role in the development of InterOil and was responsible for securing a 30-year Project Agreement with the Government of Papua New Guinea for InterOil's refinery. Mr Vinson has developed long standing relationships with key Government and Industry leaders over the last ten years. Mr Vinson earned an Electrical and Mechanical Engineering degree from Ecole d'Electricite et Mecanique Industrielles, Paris, France.

[PHOTO OF GAYLEN J BYKER]

GAYLEN J BYKER is President of Calvin College, a liberal arts institution of higher learning, located in Grand Rapids, Michigan. Dr Byker has obtained four university degrees including a PhD (doctorate) in international relations from the University of Pennsylvania and a JD (law) from the University of Michigan. Dr Byker is a former partner in Offshore Energy Development Corporation OEDC where he was Head of Development, Hedging and Project Finance for gas exploration and transportation projects offshore. Prior to joining OEDC, he was Co-Head of Commodity Derivatives, Philbro Energy, Inc., a subsidiary of Salomon, Inc. and Head of Commodity-Indexed Transactions Group, Banque Paribas, New York, with worldwide responsibility for hedging and financing transactions utilizing long-term commodity price risk management. Dr Byker was Manager of Commodity-Indexed Swaps and Financings for Chase Manhattan Investment Bank, New York, and was also an associate attorney at Morgan, Lewis & Bockius in Philadelphia, Pennsylvania, USA.

[PHOTO OF G. MICHAEL FOLIE]

G. MICHAEL FOLIE is Deputy Chairman of the Board of Directors and following a distinguished career as an executive in the resource sector, is currently a consultant and independent director specializing in petroleum and mining. Dr Folie held a number of senior executive positions with Shell Australia Limited and its subsidiaries from 1979 to 1994 where he was involved in all aspects of Shell's Australian businesses, including investments in coal, alumina, gold, LNG, oil refineries and chemical plants. From 1990 to 1994, Dr Folie was a Director of Shell Australia, involved in all of Shell's operations, including oil products and refining. From 1994, he was Managing Director and CEO of Australian Stock Exchange listed Acacia Resources Limited until it merged with AngloGold in January 2000. Dr Folie was a Director of the Export Finance and Insurance Corporation "EFIC", an arm of the Australian Federal Government, from 1994 to 1997. Dr Folie is a Director of the Federal Government's Australian Research Council, the Institute of Public Affairs and Chairman of Concept Gold. Dr Folie obtained a PhD in Civil Engineering from Southampton University and a Masters in Economics from the London School of Economics and currently resides in Melbourne, Australia.

[PHOTO OF ROGER N GRUNDY]

ROGER N GRUNDY is the Managing Director of Breckland Ltd, a UK-based engineering consulting firm, and is an internationally recognized expert in the area of refinery efficiency. Mr Grundy serves as the Technical Director for InterOil's refinery and has acted as a consultant to more than 135 existing refineries on six continents for major oil companies, independents and the World Bank. Mr Grundy has 37 years experience in all areas of oil refinery and petrochemical operations and construction and holds an Honours Degree in Mechanical Engineering from University College, London. He is also a Fellow of the UK Institution of Mechanical Engineers, Member of the American Institute of Chemical Engineers and a Member of the Institute of Petroleum.

[PHOTO OF EDWARD N SPEAL]

EDWARD N SPEAL is based in Toronto, Ontario and is responsible for the Energy, Project Finance and Corporate Banking businesses for BNP Paribas in Canada. He was the President and Chief Executive Officer of Paribas Bank of Canada from 1996 to 2000. He previously worked in New York for Banque Paribas running its Commodity Index Trading Group (1992-1996). From 1989 to 1991, he was Managing Director of R. P. Urfer & Co., working on an exclusive basis for Banque Paribas as Advisory Director assisting in the establishment and development of its global commodity derivatives business. From 1983-1989, he worked for the Chase Manhattan Bank of Canada. Mr Speal is a Canadian citizen and is a graduate of Queen's University at Kingston.

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

CORPORATE DIRECTORY

DIRECTORS

PHIL E MULACEK
CHRISTIAN M VINSON
GAYLEN J BYKER
G MICHAEL FOLIE
ROGER N GRUNDY
EDWARD N SPEAL

OFFICERS

PHIL E MULACEK - CHAIRMAN, CHIEF EXECUTIVE OFFICER, AND PRESIDENT
CHRISTIAN M VINSON - MEMBER OF THE BOARD, CHIEF OPERATING OFFICER AND VICE PRESIDENT

TOM DONOVAN - CHIEF FINANCIAL OFFICER
GRAEME K ALEXANDER - CORPORATE COUNSEL AND SECRETARY
ANESTI DERMEDGOGLOU - VICE PRESIDENT INVESTOR AND PUBLIC RELATIONS GARY M DUVALL - VICE PRESIDENT CORPORATE DEVELOPMENT

STOCK EXCHANGES

CANADA
TSX VENTURE EXCHANGE
3RD FLOOR, 130 KING STREET W
TORONTO ON M5X 1J2 CANADA
TELEPHONE 1 416 947 4670
WWW.TSX.COM

AUSTRALIA
AUSTRALIAN STOCK EXCHANGE LIMITED
LEVEL 6, 20 BRIDGE STREET
SYDNEY NSW 2000 AUSTRALIA
TELEPHONE 61 2 9227 0000
WWW.ASX.COM.AU

PAPUA NEW GUINEA
PORT MORESBY STOCK EXCHANGE LIMITED
DEFENS HAUS, 4TH FLOOR
PORT MORESBY NCD PAPUA NEW GUINEA
TELEPHONE 675 320 1980
WWW.POMSOX.COM.PG

LEGAL

CANADA
STIKEMAN ELLIOTT LLP
SUITE 5300, COMMERCE COURT WEST
199 BAY STREET
TORONTO ON M5L 1B9 CANADA
TELEPHONE 1 416 869 5500

AUSTRALIA AND PAPUA NEW GUINEA
GADENS LAWYERS
77 CASTLEREAGH STREET
SYDNEY NSW 2000 AUSTRALIA
TELEPHONE 61 2 9931 4999

BANKERS

CANADA
CANADIAN IMPERIAL BANK OF COMMERCE
COMMERCE COURT
TORONTO ON M5L 1A2 CANADA
TELEPHONE 1 416 980 2211

UNITED STATES
WELLS FARGO BANK TX N.A.
1500 BROADWAY
LUBBOCK TX 79401 USA
TELEPHONE 1 806 767 7418

PAPUA NEW GUINEA
AUSTRALIAN AND NEW ZEALAND BANK
DEFENS HAUS, 3RD FLOOR
PORT MORESBY NCD PAPUA NEW GUINEA
TELEPHONE 675 322 3333

AUDITORS

KPMG
KPMG CENTRE, 45 CLARENCE STREET
SYDNEY NSW 2000 AUSTRALIA
TELEPHONE 61 2 9335 7000

SHARE REGISTRARS

CANADA
COMPUTERSHARE
100 UNIVERSITY AVENUE
TORONTO ON M5J 2Y1 CANADA
TELEPHONE 1 416 981 9500
FACSIMILE 1 416 981 9800

AUSTRALIA
COMPUTERSHARE
LEVEL 3, CARRINGTON STREET
SYDNEY NSW 2000 AUSTRALIA
TELEPHONE 61 2 8234 5000
FACSIMILE 61 2 8234 5050

OFFICE LOCATIONS

CAIRNS
SUITE 2, LEVEL 2
ORCHID PLAZA, 79 ABBOTT STREET
CAIRNS QLD 4870 AUSTRALIA
TELEPHONE 61 7 4046 4600
FACSIMILE 61 7 4031 4565

HOUSTON
25025 I-45 NORTH, SUITE 420
THE WOODLANDS TX 77380 USA
TELEPHONE 1 281 292 1800
FACSIMILE 1 281 292 0888

PORT MORESBY
DEFENS HAUS, 6TH FLOOR
CORNER CHAMPION PARADE AND HUNTER STREET
PORT MORESBY NCD PAPUA NEW GUINEA
TELEPHONE 675 303 5100
FACSIMILE 675 303 5188

SYDNEY
LEVEL 5, 36 CARRINGTON STREET
SYDNEY NSW 2000 AUSTRALIA
TELEPHONE 61 2 9279 2000
FACSIMILE 61 2 9279 2222

TORONTO
C/O STIKEMAN ELLIOTT LLP
SUITE 5300, COMMERCE COURT WEST
199 BAY STREET
TORONTO ON M5L 1B9 CANADA
TELEPHONE 1 416 869 5500

WEB
WWW.INTEROIL.COM

EMAIL
INFO@INTEROIL.COM

Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties. The statements are identified by the use of the words such as "may", "expect", "will", "anticipate", "plan", "believe", "continue", or other similar expressions. These forward-looking statements reflect management's current expectations and assumptions as to future events th from those discussed in these statemeh statements described in this documenth whether as a result of new information, future events or otherwise.

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